UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CESCA THERAPEUTICS inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

157131103

(CUSIP Number)

Xiaochun Xu, PhD, MBA

c/o Boyalife Group, Ltd.

800 Jiefang Road East

Wuxi City, China 214002

Tel: (+86) 15190288800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157131103
(1)	NAME OF REPORTING PERSON: Boyalife Investment Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Cash Reserve (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 26,470,588 (1)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 26,470,588 (1)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,470,588 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
(14)	TYPE OF REPORTING PERSON CO

(1) Consists of warrants to purchase 58,823,529 Shares acquired by Boyalife Investment Inc. pursuant to the transaction described below. Boyalife Investment Inc. has also acquired a debenture that is convertible upon the occurrence of certain specified events, into 122,058,824 Shares; however such 122,058,824 Shares have been excluded from the beneficial ownership of Boyalife Investment Inc. reported in this Schedule 13D because such 122,058,824 Shares are not acquirable within 60 days of February 13, 2016.

Explanatory Note

This Schedule 13D is being filed as a result of a transaction with an initial closing occurring on February 13, 2016, and a subsequent closing occurring on February 16, 2016, as further described herein.

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CUSIP No. 157131103
(1)	NAME OF REPORTING PERSON: Boyalife (Hong Kong) Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Cash Reserve (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 58,823,529 (1)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 58,823,529 (1)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,823,529 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.0%
(14)	TYPE OF REPORTING PERSON CO

(1) Consists of 14,705,882 Shares and warrants to purchase 11,764,706 Shares acquired by Boyalife (Hong Kong) Ltd. pursuant to the transaction described below.

Explanatory Note

This Schedule 13D is being filed as a result of a transaction with an initial closing occurring on February 13, 2016, and a subsequent closing occurring on February 16, 2016, as further described herein.

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Item 1. Security and Issuer

This Schedule 13D (this “13D”) is filed with respect to the Common Stock, par value $0.001 per share (the “Shares”), of Cesca Therapeutics Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2711 Citrus Road, Rancho Cordova, CA 95742.

Item 2. Identity and Background

Below is information regarding the persons set forth below (together, the “Reporting

(a) (b) (c) and (f)

Name	Business Address	Principal Business	Jurisdiction of Formation
Boyalife Investment Inc. (“Boyalife USA”)	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Pharmaceutical and Healthcare	USA
Boyalife (Hong Kong) Ltd. (“Boyalife Hong Kong”)	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Pharmaceutical and Healthcare	China

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act.

Item 3. Source and Amount of funds or Other Consideration

Pursuant to the transaction described below, Boyalife USA has acquired 14,705,882 Shares and warrants to purchase 11,764,706 Shares. Boyalife USA has also acquired a debenture that is convertible upon the occurrence of certain specified events, into 122,058,824 Shares; however such Shares have not been included in the beneficial ownership of Boyalife USA reported in this Schedule 13D because such Shares are not acquirable within 60 days of February 13, 2016. Pursuant to the transaction described below, Boyalife Hong Kong has acquired warrants to purchase 58,823,529 Shares. All funds used by Boyalife USA and Boyalife Hong Kong to acquire such securities came from cash reserve of respective business entity.

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Item 4. Purpose of Transaction

The information set forth in Item 3 hereof is incorporated herein by reference.

On February 2, 2016, the Issuer entered into a Purchase Agreement (the “Purchase Agreement”) with the Reporting Persons, pursuant to which the Issuer agreed to issue to the Reporting Persons in two closings Shares, senior secured three-year convertible debentures (the “Debentures”) and five-year warrants to purchase additional Shares (the “Warrants” and, such transaction, the “Boyalife Financing”).

Pursuant to the terms of the Purchase Agreement, at an initial closing which ocurred on February 13, 2016 (the “Initial Closing”) the Issuer sold and issued to (i) Boyalife Hong Kong 14,705,882 Shares at a purchase price of $0.17 per share together with Warrants to purchase up to 11,764,706 Shares, and (ii) Boyalife USA a Debenture with an outstanding principal amount of $8 million together with Warrants to purchase up to 37,647,059 Shares. At the Initial Closing, the Issuer received aggregate cash proceeds from the Reporting Persons of $10.5 million.

Additionally, on February 16, 2016, the Issuer and the Reporting Persons completed the second closing under the Purchase Agreement (the “Subsequent Closing”). At the Subsequent Closing, the Issuer sold and issued to Boyalife USA an additional $4.5 million of Debentures together with Warrants to purchase up to 21,176,470 Shares. At the Subsequent Closing, the Issuer received aggregate cash proceeds from the Investors of $4.5 million. As a result of the Subsequent Closing, the Investors will own (i) an aggregate of 14,705,882 Shares, (ii) Warrants to purchase an aggregate of 70,588,235 Shares and (iii) Debentures convertible into 122,058,824 Shares, assuming such Debentures were converted in full at maturity together with all accrued interest.

The terms of the Shares, the Debentures, the Warrants and the transactions contemplated by the Purchase Agreement were previously disclosed in a Current Report on Form 8-K filed by the Issuer on February 3, 2016 (the “Initial 8-K”).

Boyalife USA intends to use convertible debenture as a vehicle to become a majority share holder of Issue under certain circumstance described in the Purchase Agreement. Boyalife Hong Kong intends to exercise its rights under the Purchase Agreement to purchase more shares of the Issuer under certain circumstance described in the Purchase Agreement.

Item 5. Interest in Securities of the Issuer

(a)	See Line 13 of the cover sheets and the footnotes thereto. The percentage is calculated based on 130,601,585 Shares being deemed issued and outstanding (based upon information provided by the Issuer) which consists of: (i) 60,013,350 Shares that are issued and outstanding, and (ii) an aggregate of 70,588,235 Shares issuable upon exercise of Warrants held by the Reporting Persons that are exercisable within 60 days of February 13, 2016.

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(b)	The following table sets forth the number of Shares as to which each Reporting Person has (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares, or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Boyalife USA	26,470,588	26,470,588	0
Boyalife Hong Kong	58,823,529	58,823,529	0

(c)	For the information describing transactions of the Reporting Persons’ Shares within the last sixty (60) days, see Item 3 above.

(d)	No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares reported on this Schedule 13D owned by such Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

At the Initial Closing as contemplated by the Purchase Agreement, the Company and the Investors entered into a Nomination and Voting Agreement dated as of the Initial Closing (the “Voting Agreement”), pursuant to which the Investors will have the right to nominate up to three members of the Company’s Board of Directors, and the Company and Boyalife USA entered into a Security Agreement dated as of the Initial Closing (the “Security Agreement”), pursuant to which the Company granted Boyalife USA a first priority senior lien and security interest over substantially all of the Company’s assets to secure the Company’s obligations under the Debentures. The terms of the Voting Agreement and the Security Agreement were previously disclosed in the Initial 8-K.

Item 7. Material to Be filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated as of February 21, 2016 (filed herewith)
Exhibit 2:	Voting Agreement, dated as of February 13, 2016 (filed herewith)
Exhibit 3:	Security Agreement, dated as of February 13, 2016 (filed herewith)

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2016

Boyalife (Hong Kong) Limited By: /s/ Xiaochun Xu (Signature) Name: Xiaoch Xu Title: Chairman

Dated: February 21, 2016

Boyalife Investment Inc. By: /s/ Xiaochun Xu (Signature) Name: Xiaochun Xu Title: Chairman

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13D, (including amendments thereto) relating to the beneficial ownership of common stock of Cesca Therapeutics Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to this statement on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained herein and therein, This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 21, 2016	BOYALIFE INVESTMENT INC. By: /s/ Xiaochun Xu Name: Xiaochun Xu Title: Chairman

Dated: February 21, 2016	BOYALIFE (HONG KONG) LIMITED By: /s/ Xiaochun Xu Name: Xiaochun Xu Title: Chairman

EXHIBIT 2

CESCA THERAPEUTICS INC.

NOMINATION AND VOTING AGREEMENT

This Nomination and Voting Agreement (this “Agreement”) is made as of February 13, 2016 by and among Cesca Therapeutics Inc., a Delaware corporation (the “Company”) Boyalife Investment Inc. (“Boyalife USA”), and Boyalife (Hong Kong) Limited (“Boyalife Hong Kong”). Boyalife USA and Boyalife Hong Kong are each referred to in this Agreement, individually, as an “Investor” and, together, as the “Investors”. The Company and the Investors are referred to herein collectively as, the “Parties”.

WHEREAS, this Agreement is being entered into pursuant to the terms of that certain Purchase Agreement by and between the Parties dated as of February 2, 2016 (the “Purchase Agreement”); and

WHEREAS, as a condition to the consummation of the transactions contemplated by the Purchase Agreement (the “Financing”), pursuant to which, among other things, the Company issued to Boyalife USA that certain debenture in the form attached as Exhibit A to the Purchase Agreement (the “Debenture”), the Parties have agreed to enter into this Agreement, which grants to Boyalife Hong Kong the right to designate one member to the Company’s Board of Directors (the “Board”) and imposes certain other limitations on nominations of additional members to the Board by the Investors.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and other consideration, the receipt and adequacy of which is hereby acknowledged, the Parties hereto agree as follows:

1.                  Board of Directors.

(a)                Designation of Directors. Until the termination of this Agreement pursuant to Section 5 hereof, or as otherwise set forth below, Boyalife Hong Kong shall have the right to designate certain members to the Company’s Board (each, individually, an “Investor Designee” and, collectively, the “Investor Designees”) as follows:

(i)                           For so long as the principal outstanding under the Debenture remains outstanding and Boyalife Hong Kong continues to own of record or beneficially at least twenty percent (20%) of issued and outstanding shares of the Company’s Common Stock, $0.001 par value per share (the “Common Stock”), Boyalife Hong Kong shall have the right to designate one member to the Company’s Board; and

(ii)                         Upon a conversion into Common Stock of all the principal and interest outstanding under the Debenture and which such conversion constitutes a Change in Control, then (A) the Investors shall have the right to designate three members to the Company’s Board and (B) the Company shall, as soon as reasonably practicable following such conversion, fix and maintain the size of the Company’s Board at seven (7) directors. For this purposes of this Section 1(a)(ii), “Change in Control” means a conversion of the Debenture which results in the Investors owning at least 50% of the Company’s shares of Common Stock on a fully diluted basis.

(b)               Further Nominations. The Investors agree, with respect to matters related to nominating directors to serve on the Board, to refrain from taking and cause their Affiliates to refrain from taking, and shall not take and shall cause their Affiliates not to take, any action to nominate any person or group of persons to serve as directors on the Board, other than the Investor Designee. The Investors agree to execute and deliver, and cause their Affiliates to execute and deliver, all such instruments and documents and do, and cause their Affiliates to do, all such other acts and things as may be necessary to more fully effectuate the agreement set forth in this Section 1(b). For purposes of his Agreement, the term “Affiliate” means (i) any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such person or entity, as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended, and (ii) any purchaser or transferee of the Shares (as defined below) in which an Investor or its Affiliates have any direct or indirect ownership interest.

(c)                Changes in Designees. From time to time so long as Boyalife Hong Kong has the right to designate an Investor Designee, Boyalife Hong Kong, in its sole discretion, shall:

(i)                        notify the Company in writing of an intention to remove from the Board any incumbent Investor Designee; or

(ii)                      notify the Company in writing of an intention to select a new Investor Designee to the Board (whether to replace a prior Investor Designee or to fill a vacancy in such Investor Designee Board seat).

In the event of such an initiation of a removal or selection of an Investor Designee under this Section 1(a) and (c), the Company shall take such reasonable actions as are necessary to facilitate such removals or elections, including, without limitation, soliciting the votes of the appropriate stockholders.

2.                  Support of Approval of Equity Incentive Plan. Each of the Investors shall vote, or cause to be voted, all shares of the Company’s Common Stock (the “Shares”) owned by such Investor, or over which such Investor has voting control, from time to time and at all times, in whatever manner as shall be necessary to cause the adoption of the New Equity Incentive Plan at the 2016 annual meeting of the Company’s stockholders or any other special meeting of stockholders for that purpose. For purposes of this Agreement, the “New Equity Incentive Plan” shall mean an equity incentive plan adopted by the Company’s Board and recommended by the Board for adoption by the Company’s stockholder that provides the Company’s directors, employees and other service providers the ability to acquire shares of the Company’s Common Stock; provided, however, that such equity incentive plan does not authorize the issuance of a number of shares of the Company’s Common Stock that is greater than 10% of the Company’s outstanding Common Stock calculated as of January 1, 2016.

3.                  Additional Shares. In the event that subsequent to the date of this Agreement any shares or other securities are issued on, or in exchange for, any of the Shares by reason of any stock dividend, stock split, consolidation of shares, reclassification or consolidation involving the Company, such shares or securities shall be deemed to be Shares for purposes of this Agreement.

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4.                  Restrictive Legend. Each certificate representing any of the Shares subject to this Agreement shall be marked by the Company with a legend reading substantially as follows:

“THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A NOMINATION AND VOTING AGREEMENT (A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER) AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON HOLDING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID NOMINATION AND VOTING AGREEMENT.”

5.                  Termination. This Agreement shall terminate upon the earlier of: (i) the date of the repayment by the Company of the entire principal balance of the Debenture, together with all interest accrued or payable thereunder; and (ii) after a conversion of the outstanding principal and interest of the Debenture into Common Stock, the date which the Investors no longer own fifty percent (50%) of the Company’s Common Stock on a fully diluted basis.

6.                  Miscellaneous.

(a)                Notices. All notices and other communications hereunder shall be in writing and shall be deemed received (a) on the date of delivery if delivered personally and/or by messenger service, (b) on the date of confirmation of receipt of transmission by facsimile (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time) or (c) on the date of confirmation of receipt if delivered by a nationally or internationally recognized courier service (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time), to the parties at the addresses set forth in the Purchase Agreement (or at such other address for a party as shall be specified by like notice).

(b)               Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. The Company shall not permit the transfer of any Shares on its books or issue a new certificate representing any Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person was an Investor hereunder.

(c)                Entire Agreement; Severability. This Nomination and Voting Agreement, together with the Purchase Agreement and the “Transaction Documents” contemplated thereby, constitute the full and entire understanding, promise and agreement by and among the Company and the Investors with respect to the subject matter hereof, and it supersedes, merges and renders void every other prior written and/or oral understanding, promise or agreement by and among the Company and the Investors. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement, the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms, and the parties shall use good faith to negotiate a substitute, valid and enforceable provision that replaces the excluded provision and that most nearly effects the parties’ intent in entering into this Agreement.

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(d)               Governing Law. This Agreement is being executed and delivered and is intended to be performed, in the State of California, and the laws of such state shall govern the construction, validity, enforcement and interpretation hereof, except to the extent federal laws otherwise govern the validity, construction, enforcement and interpretation hereof.

(e)                Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

(f)                Further Assurances. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and so all such other acts and things as may be necessary to more fully effectuate this Agreement.

(g)               No Grant of Proxy. This Agreement does not grant any proxy and should not be interpreted as doing so. Nevertheless, should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

(h)               Specific Performance. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

(i)                 Amendment. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and the Investors.

(j)                 No Waiver. The failure or delay by a party to enforce any provision of this Agreement will not in any way be construed as a waiver of any such provision or prevent that party from thereafter enforcing any other provision of this Agreement. The rights granted both parties hereunder are cumulative and will not constitute a waiver of either party’s right to assert any other legal remedy available to it.

(k)               Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages will be deemed binding originals.

(Signature page follows)

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The parties have executed this Nomination and Voting Agreement as of the date first above written.

COMPANY

CESCA THERAPEUTICS INC.

a Delaware corporation

By: /s/ Robin Stracey

Robin Stracey

Chief Executive Officer

INVESTORS

BOYALIFE INVESTMENT INC.

By: /s/ Xiaochun Xu

Name: Xiaochun Xu

Title: Chairman

BOYALIFE (HONG KONG) LIMITED

By: /s/ Xiaochun Xu

Name: Xiaochun Xu

Title: Chairman

(Signature page to Nomination and Voting Agreement)

EXHIBIT 3

SECURITY AGREEMENT

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (“Agreement”) is made as of the 2nd day of February, 2016 by and among Cesca Therapeutics Inc., a Delaware corporation (the “Company”), Boyalife Investment Inc. (“Boyalife USA”), and Boyalife (Hong Kong) Limited (“Boyalife Hong Kong”). Boyalife USA and Boyalife Hong Kong are each referred to in this Agreement, individually, as an “Investor” and, together, as the “Investors”.

Recitals

A.                The Company and the Investors are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the provisions of Regulation D (“Regulation D”), as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended; and

B.                 The Investors wish to purchase from the Company, and the Company wishes to sell and issue to the Investors, upon the terms and conditions stated in this Agreement, (i) to Boyalife Hong Kong, an aggregate of up to 14,705,882 (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like) shares (the “Shares”) of the Company’s Common Stock, par value $0.001 per share (together with any securities into which such shares may be reclassified, the “Common Stock”), at a purchase price of $0.17 per share (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like) (the “Per Share Price”), (ii) to Boyalife USA, a senior secured debenture in the principal amount equal to $8,000,000 as of the Initial Closing, which principal amount shall increase by $4,500,000 as of the Subsequent Closing, in the form attached hereto as Exhibit A (the “Debenture”), and (iii) to the Investors, as set forth herein, warrants to purchase an aggregate number of shares of Common Stock equal to eighty percent (80%) of the sum of (x) the Shares plus (y) the number of shares of Common Stock (as adjusted for any stock splits, stock dividends, combinations, recapitalizations or the like) into which the Debenture is convertible (assuming fully converted into Common Stock as of the Subsequent Closing), in the form attached hereto as Exhibit B (the “Warrants”); and

C.                 At the Initial Closing, the parties hereto will execute and deliver a Nomination and Voting Agreement, in the form attached hereto as Exhibit C (the “Nomination and Voting Agreement”), pursuant to which, among other things, Boyalife Hong Kong will be granted the right to designate one member of the Company’s board of directors; and

D.                At the Initial Closing, the Company and Boyalife USA will execute and deliver a Security Agreement, in the form attached hereto as Exhibit D (the “Security Agreement”), granting to Boyalife USA, as security for the Company’s obligations under the Debenture, a senior security interest of first priority in all right, title and interests of the Company in and to substantially all of the assets of the Company.

In consideration of the mutual promises made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. In addition to those terms defined above and elsewhere in this Agreement, for the purposes of this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly through one or more intermediaries Controls, is controlled by, or is under common control with, such Person.

“Boyalife Hong Kong Warrants” means Warrants to purchase an aggregate number of shares of Common Stock equal to the aggregate number of Warrant Shares multiplied by a ratio with (a) a numerator equal to the Shares and (b) a denominator equal to the sum of the Shares and the Debenture Shares.

“Boyalife USA Warrants” means Warrants to purchase an aggregate number of shares of Common Stock equal to the aggregate number of Warrant Shares multiplied by a ratio with (a) a numerator equal to the Debenture Shares and (b) a denominator equal to the sum of the Shares and the Debenture Shares.

“Business Day” means a day, other than a Saturday or Sunday, on which banks in Sacramento, California are open for the general transaction of business.

“Company’s Knowledge” means the actual knowledge of the executive officers (as defined in Rule 405 under the 1933 Act) of the Company, after due inquiry.

“Confidential Information” means trade secrets, confidential information and know-how (including but not limited to ideas, formulae, compositions, processes, procedures and techniques, research and development information, computer program code, performance specifications, support documentation, drawings, specifications, designs, business and marketing plans, and customer and supplier lists and related information).

“Control” (including the terms “controlling”, “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Debenture Shares” means the shares of Common Stock issuable upon the conversion of the Debenture as of the Subsequent Closing.

“Deemed Liquidation Event” means (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding a consolidation with a wholly-owned subsidiary of the Company, a merger effected exclusively to change the domicile of the Company) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Company held by such holders prior to such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such transaction or series of transactions or (ii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

“Initial Boyalife USA Warrants” means Warrants to purchase an aggregate number of shares of Common Stock equal to the aggregate number of Boyalife USA Warrants multiplied by a ratio with (a) a numerator equal to the outstanding principal of the Debenture as of the Initial Closing and (b) a denominator equal to the outstanding principal of the Debenture as of the Subsequent Closing.

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“Intellectual Property Rights” means the ownership or right to use patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights in connection with the respective businesses of the Company as described in the SEC Filings.

“Material Adverse Effect” means a material adverse effect on (i) the assets, liabilities, results of operations, condition (financial or otherwise), or business of the Company taken as a whole, or (ii) the ability of the Company to perform its obligations under the Transaction Documents.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Pro Rata” means, with respect to each Investor, a ratio with (a) the numerator equal to the sum of (i) the Shares issued to such Investor under this Agreement (ii) the Debenture Shares issuable to such Investor, (iii) the Warrant Shares issuable to such Investor and (iv) the number of shares of the Company’s Common Stock purchased by such Investor pursuant to the Secondary Stock Purchases (b) the denominator equal to the sum of (i) the aggregate number of Shares issued to the Investors under this Agreement, (ii) the aggregate number of Debenture Shares issuable to the Investors, (iii) the aggregate number of Warrant Shares issuable to the Investors and (iv) the aggregate number of shares of the Company’s Common Stock purchased by the Investors pursuant to the Secondary Stock Purchases.

“Sabby Affiliates” shall mean Sabby Healthcare Master Fund, Ltd., Sabby Volatility Warrant Master Fund, Ltd. and their Affiliates.

“SEC Filings” has the meaning set forth in Section 4.6.

“Securities” means the Shares, the Debenture, the Debenture Shares, the Warrants and the Warrant Shares.

“Subsequent Boyalife USA Warrants” means Warrants to purchase an aggregate number of shares of Common Stock equal to the aggregate number of Boyalife USA Warrants subtracted by the number of Initial Boyalife Warrants.

“Transaction Documents” means this Agreement, the Nomination and Voting Agreement, the Debenture and the Warrants.

“Warrant Shares” means the shares of Common Stock issuable upon the exercise of the Warrants.

“1933 Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

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“1934 Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

2. Purchase and Sale of the Shares, the Debenture and the Warrants. Subject to the terms and conditions of this Agreement:

(a)                On the Initial Closing Date, Boyalife Hong Kong shall purchase, and the Company shall sell and issue to Boyalife Hong Kong, the Shares and the Boyalife Hong Kong Warrants, in exchange for an aggregate amount equal to $2,500,000 (the “Boyalife Hong Kong Purchase Price”);

(b)               On the Initial Closing Date, Boyalife USA shall purchase, and the Company shall sell and issue to Boyalife USA, the Debenture (reflecting a principal amount of $8,000,000) and the Initial Boyalife USA Warrants, in exchange for an aggregate amount equal to $8,000,000 (the “Initial Boyalife USA Purchase Price”); and

(c)                On the Subsequent Closing Date, Boyalife USA shall purchase, and the Company shall sell and issue to Boyalife USA, the Subsequent Boyalife USA Warrants and the outstanding principal amount of the Debenture shall automatically be increased by an additional $4,500,000 and, in exchange therefore, Boyalife USA shall pay to the Company an aggregate amount equal to $4,500,000 (the “Subsequent Boyalife USA Purchase Price” and, together with the Initial Boyalife USA Purchase Price, the “Boyalife USA Purchase Price” and the Boyalife USA Purchase Price, together with the Boyalife Hong Kong Purchase Price, the “Purchase Price”).

3. Closings.

(a)                The initial closing of the purchase and sale of the Shares, the Debenture (reflecting a principal amount of $8,000,000), the Boyalife Hong Kong Warrants and the Initial Boyalife USA Warrants (the “Initial Closing”) shall take place at the offices of Dorsey & Whitney LLP, 305 Lytton Avenue, Palo Alto, CA, 94301, at 10:00 am local time, as soon as practical following the date of this Agreement, but no later than three Business Days following the date which all conditions to the obligations of the parties set forth in Section 6.1 and Section 6.2 are satisfied or waived (other than such conditions that by their nature must be satisfied simultaneously with the Initial Closing), or at such other time and place as the Company and the Investors may agree (the “Initial Closing Date”). The subsequent closing of the purchase and sale of the Subsequent Boyalife USA Warrants and the increase of $4,500,000 to the principal amount of the Debenture (the “Subsequent Closing” and, together with the Initial Closing, the “Closings”) shall take place at the offices of Dorsey & Whitney LLP, 305 Lytton Avenue, Palo Alto, CA, 94301, at 10:00 am local time, as soon as practical following the date which all conditions to the obligations of the parties set forth in Section 6.3 and Section 6.4 are satisfied or waived (other than such conditions that by their nature must be satisfied simultaneously with the Subsequent Closing), or at such other time and place as the Company and the Investors may agree (the “Subsequent Closing Date”).

(b)               Upon receipt by the Company of the Boyalife Hong Kong Purchase Price, in cash by wire transfer of immediately available funds, on the Initial Closing Date, the Company shall deliver to Boyalife Hong Kong certificates representing the Shares and the Boyalife Hong Kong Warrants.

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(c)                Upon receipt by the Company of the Initial Boyalife USA Purchase Price, in cash by wire transfer of immediately available funds, on the Initial Closing Date, the Company shall deliver to Boyalife USA certificates representing the Debenture (reflecting a principal amount of $8,000,000) and the Initial Boyalife USA Warrants.

(d)               Upon receipt by the Company of the Subsequent Boyalife USA Purchase Price, in cash by wire transfer of immediately available funds, on the Subsequent Closing Date, the Company shall deliver to Boyalife USA certificates representing the Subsequent Boyalife USA Warrants.

4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors that, except as set forth in the SEC Filings or in that certain disclosure letter dated as of the date hereof and delivered to the Investors:

4.1 Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and to own its properties. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property makes such qualification or leasing necessary unless the failure to so qualify has not and could not reasonably be expected to have a Material Adverse Effect.

4.2 Authorization. The Company has full power and authority and, except for the filing of such securities filings relating to the offer, sale and issuance of the Securities with the relevant authorities, has taken all requisite action on the part of the Company, its officers, directors and stockholders necessary for (i) the authorization, execution and delivery of the Transaction Documents, (ii) the authorization of the performance of all obligations of the Company hereunder or thereunder, and (iii) the authorization, issuance (or reservation for issuance) and delivery of the Securities. The Transaction Documents constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally.

4.3 Capitalization. The authorized capital stock of the Company consists of 350,000,000 shares of Common Stock and 2,000,000 shares of preferred stock. As of December 31, 2015, 42,807,468 shares of Common Stock were issued and outstanding and no shares of preferred stock were issued and outstanding. All of the issued and outstanding shares of the Company’s capital stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights and were issued in full compliance with applicable state and federal securities law and any rights of third parties. Except for the Sabby Affiliates, no Person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of the Company. Except as described in the SEC Filings, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company is or may be obligated to issue any equity securities of any kind and except as contemplated by this Agreement, the Company is not currently in negotiations for the issuance of any equity securities of any kind. Except as described in the SEC Filings, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the security holders of the Company relating to the securities of the Company held by them. Except as described in the SEC Filings, no Person has the right to require the Company to register any securities of the Company under the 1933 Act, whether on a demand basis or in connection with the registration of Securities of the Company for its own account or for the account of any other Person.

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The issuance and sale of the Securities hereunder will not obligate the Company to issue shares of Common Stock or other securities to any other Person (other than the Investors) and will not result in the adjustment of the exercise, conversion, exchange or reset price of any outstanding security.

Except as described in the SEC Filings, the Company does not have outstanding stockholder purchase rights or “poison pill” or any similar arrangement in effect giving any Person the right to purchase any equity interest in the Company upon the occurrence of certain events.

4.4 Valid Issuance. The Shares have been duly and validly authorized and, when issued and paid for pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and shall be free and clear of all encumbrances and restrictions (other than those created by the Investors), except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws. The Debenture and the Warrants have been duly and validly authorized. Upon the conversion of the Debenture, the Debenture Shares will be validly issued, fully paid and non-assessable, free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws and except for those created by the Investors. Upon the due exercise of the Warrants, the Warrant Shares will be validly issued, fully paid and non-assessable, free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws and except for those created by the Investors. The Company has reserved a sufficient number of shares of Common Stock for issuance upon the exercise of the Warrants and conversion of the Debenture, free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in the Transaction Documents or imposed by applicable securities laws and except for those created by the Investors.

4.5 Consents. The execution, delivery and performance by the Company of the Transaction Documents and the offer, issuance and sale of the Securities require no consent of, action by or in respect of, or filing with, any Person, governmental body, agency, or official other than filings that have been made pursuant to applicable state securities laws and post-sale filings pursuant to applicable state and federal securities laws which the Company undertakes to file within the applicable time periods. Subject to the accuracy of the representations and warranties of the Investors set forth in Section 5 hereof, the Company has taken all action necessary to exempt (i) the issuance and sale of the Shares, the Debenture and the Warrants, (ii) the issuance of the Warrant Shares upon due exercise of the Warrants, (iii) the issuance of the Debenture Shares upon conversion of the Debenture, and (iv) the other transactions contemplated by the Transaction Documents from the provisions of any stockholder rights plan or other “poison pill” arrangement, any anti-takeover, business combination or control share law or statute binding on the Company or to which the Company or any of its assets and properties may be subject and any provision of the Company’s Certificate of Incorporation or By-laws that is or could reasonably be expected to become applicable to the Investors as a result of the transactions contemplated hereby, including without limitation, the issuance of the Securities and the ownership, disposition or voting of the Shares, the Warrant Shares and Debenture Shares by the Investors or the exercise of any right granted to the Investors pursuant to this Agreement or the other Transaction Documents.

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4.6 Delivery of SEC Filings; Business. The Company has made available to the Investors through the EDGAR system, true and complete copies of the Company’s most recent Annual Report on Form 10-K for the fiscal year ended June 30, 2015 (the “10-K”), and all other reports filed by the Company pursuant to the 1934 Act since the filing of the 10-K and prior to the date hereof (collectively, the “SEC Filings”). The SEC Filings are the only filings required of the Company pursuant to the 1934 Act for such period. The Company is engaged in all material respects only in the business described in the SEC Filings, and the SEC Filings contain a complete and accurate description in all material respects of the business of the Company.

4.7 Use of Proceeds. The proceeds received by the Company from this transaction upon the Initial Closing shall first be used to retire all of the Company’s currently outstanding debentures issued to the Sabby Affiliates, including all liabilities of any kind or nature due and payable to the Sabby Affiliates. The proceeds received by the Company from this transaction upon the Subsequent Closing will be used for working capital and general corporate purposes.

4.8 No Material Adverse Change. Since September 30, 2015, except as identified and described in the SEC Filings, there has not been:

(i)                 any change in the consolidated assets, liabilities, financial condition or operating results of the Company from that reflected in the financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, except for changes in the ordinary course of business which have not had and could not reasonably be expected to have a Material Adverse Effect, individually or in the aggregate;

(ii)               any declaration or payment of any dividend, or any authorization or payment of any distribution, on any of the capital stock of the Company, or any redemption or repurchase of any securities of the Company;

(iii)             any material damage, destruction or loss, whether or not covered by insurance to any assets or properties of the Company;

(iv)             any waiver, not in the ordinary course of business, by the Company of a material right or of a material debt owed to it;

(v)               any satisfaction or discharge of any lien, claim or encumbrance or payment of any obligation by the Company, except in the ordinary course of business and which is not material to the assets, properties, financial condition, operating results or business of the Company taken as a whole (as such business is presently conducted and as it is proposed to be conducted);

(vi)             any change or amendment to the Company’s Certificate of Incorporation or by-laws, or material change to any material contract or arrangement by which the Company is bound or to which any of their respective assets or properties is subject;

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(vii)           any material labor difficulties or labor union organizing activities with respect to employees of the Company;

(viii)         any material transaction entered into by the Company other than in the ordinary course of business;

(ix)             the loss of the services of any key employee, or material change in the composition or duties of the senior management of the Company;

(x)               the loss or threatened loss of any customer which has had or could reasonably be expected to have a Material Adverse Effect; or

(xi)             any other event or condition of any character that has had or could reasonably be expected to have a Material Adverse Effect.

4.9 SEC Filings. At the time of filing thereof, the SEC Filings complied as to form in all material respects with the requirements of the 1934 Act and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

4.10 No Conflict, Breach, Violation or Default. The execution, delivery and performance of the Transaction Documents by the Company and the issuance and sale of the Securities will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under (i) the Company’s Certificate of Incorporation or the Company’s Bylaws, both as in effect on the date hereof (true and complete copies of which have been made available to the Investors through the EDGAR system), or (ii)(a) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or its assets or properties, or (b) any agreement or instrument to which the Company is a party or by which the Company is bound or to which any of its assets or properties is subject.

4.11 Tax Matters. Except as described in the SEC Filings: the Company has timely prepared and filed all tax returns required to have been filed by the Company with all appropriate governmental agencies and timely paid all taxes shown thereon or otherwise owed by it; the charges, accruals and reserves on the books of the Company in respect of taxes for all fiscal periods are adequate in all material respects, and there are no material unpaid assessments against the Company nor, to the Company’s Knowledge, any basis for the assessment of any additional taxes, penalties or interest for any fiscal period or audits by any federal, state or local taxing authority except for any assessment which is not material to the Company, taken as a whole; all taxes and other assessments and levies that the Company is required to withhold or to collect for payment have been duly withheld and collected and paid to the proper governmental entity or third party when due; and there are no tax liens or claims pending or, to the Company’s Knowledge, threatened against the Company or any of its assets or property. There are no outstanding tax sharing agreements or other such arrangements between the Company and any other corporation or entity.

4.12 Title to Properties. Except as disclosed in the SEC Filings, the Company and has good and marketable title to all real properties and all other properties and assets owned by it, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or currently planned to be made thereof by them; and except as disclosed in the SEC Filings, the Company holds any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or currently planned to be made thereof by them.

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4.13 Patents and Trademarks. To the Company’s knowledge, the Company has rights to use all Intellectual Property Rights that are necessary or material for use in connection with its business as described in the SEC Filings and which the failure to so have could, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. Except as described in the SEC Filings, the Company has not received any written notice that the Intellectual Property Rights used by the Company violates or infringes upon the rights of any Person. Except as set forth in the SEC Filings, all such Intellectual Property Rights are enforceable and, to the Company’s knowledge, do not violate or infringe the Intellectual Property Rights of others in any respect that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect and, to the Company’s knowledge, there is no existing infringement by another Person of any of the Company’s Intellectual Property Rights.

4.14 Certificates, Authorities and Permits. The Company has adequate certificates, authorities or permits issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by it, and the Company has not received any notice of proceedings relating to the revocation or modification of any such certificate, authority or permit that, if determined adversely to the Company, could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate.

4.15 Labor Matters.

(a)                The Company is not a party to or bound by any collective bargaining agreements or other agreements with labor organizations. The Company has not violated in any material respect any laws, regulations, orders or contract terms, affecting the collective bargaining rights of employees, labor organizations or any laws, regulations or orders affecting employment discrimination, equal opportunity employment, or employees’ health, safety, welfare, wages and hours.

(b)               (i) There are no labor disputes existing, or to the Company’s Knowledge, threatened, involving strikes, slow-downs, work stoppages, job actions, disputes, lockouts or any other disruptions of or by the Company’s employees, (ii) there are no unfair labor practices or petitions for election pending or, to the Company’s Knowledge, threatened before the National Labor Relations Board or any other federal, state or local labor commission relating to the Company’s employees, (iii) no demand for recognition or certification heretofore made by any labor organization or group of employees is pending with respect to the Company and (iv) to the Company’s Knowledge, the Company enjoys good labor and employee relations with its employees and labor organizations.

(c)                The Company is in compliance in all material respects with all applicable laws respecting employment (including laws relating to classification of employees and independent contractors) and employment practices, terms and conditions of employment, wages and hours, and immigration and naturalization. There no claims are pending against the Company before the Equal Employment Opportunity Commission or any other administrative body or in any court asserting any violation of Title VII of the Civil Rights Act of 1964, the Age Discrimination Act of 1967, 42 U.S.C. §§ 1981 or 1983 or any other federal, state or local Law, statute or ordinance barring discrimination in employment.

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(d)               Except as disclosed in the SEC Filings, the Company is not a party to, or bound by, any employment or other contract or agreement that contains any severance, termination pay or change of control liability or obligation, including, without limitation, any “excess parachute payment,” as defined in Section 2806(b) of the Internal Revenue Code.

(e)                Each of the Company’s employees is a Person who is either a United States citizen or a permanent resident entitled to work in the United States. To the Company’s Knowledge, the Company has no liability for the improper classification by the Company of such employees as independent contractors or leased employees prior to the Initial Closing.

4.16 Environmental Matters. The Company is not in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or is subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim has had or could reasonably be expected to have a Material Adverse Effect, individually or in the aggregate; and there is no pending or, to the Company’s Knowledge, threatened investigation that might lead to such a claim.

4.17 Litigation. Except as disclosed in the SEC Filings, there are no pending actions, suits or proceedings against or affecting the Company or any of its properties; and to the Company’s Knowledge, no such actions, suits or proceedings are threatened or contemplated.

4.18 Financial Statements. The financial statements included in each SEC Filing present fairly, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with United States generally accepted accounting principles applied on a consistent basis (“GAAP”) (except as may be disclosed therein or in the notes thereto, and, in the case of quarterly financial statements, as permitted by Form 10-Q under the 1934 Act). Except as set forth in the financial statements of the Company included in the SEC Filings filed prior to the date hereof, the Company has not incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect.

4.19 Insurance Coverage. The Company maintains in full force and effect insurance coverage that is customary for comparably situated companies for the business being conducted and properties owned or leased by the Company, and the Company reasonably believes such insurance coverage to be adequate against all liabilities, claims and risks against which it is customary for comparably situated companies to insure.

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4.20 Brokers and Finders. No Person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or the Investors for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company.

4.21 No Directed Selling Efforts or General Solicitation. Neither the Company nor any Person acting on its behalf has conducted any general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of any of the Securities.

4.22 No Integrated Offering. The Company nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any Company security or solicited any offers to buy any security, under circumstances that would adversely affect reliance by the Company on Section 4(2) for the exemption from registration for the transactions contemplated hereby or would require registration of the Securities under the 1933 Act.

4.23 Private Placement. The offer and sale of the Securities to the Investors as contemplated hereby is exempt from the registration requirements of the 1933 Act.

4.24 Questionable Payments. The Company is not, nor, to the Company’s Knowledge, any of its respective current or former stockholders, directors, officers, employees, agents or other Persons acting on behalf of the Company, has on behalf of the Company or in connection with its business: (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payments to any governmental officials or employees from corporate funds; (c) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; (d) made any false or fictitious entries on the books and records of the Company; or (e) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

4.25 Transactions with Affiliates. Except as disclosed in the SEC Filings, none of the officers or directors of the Company and, to the Company’s Knowledge, none of the employees of the Company is presently a party to any transaction with the Company (other than as holders of stock options and/or warrants, and for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Company’s Knowledge, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

4.26 Internal Controls. Except as described in the SEC Filings: the Company is in material compliance with the provisions of the Sarbanes-Oxley Act of 2002 currently applicable to the Company; the Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and, the Company has established disclosure controls and procedures (as defined in 1934 Act Rules 13a-14 and 15d-14) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to the certifying officers by others within those entities, particularly during the period in which the Company’s most recently filed period report under the 1934 Act, as the case may be, is being prepared. The Company maintains a standard system of accounting established and administered in accordance with GAAP and the applicable requirements of the 1934 Act.

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5. Representations and Warranties of the Investors. Each of the Investors hereby represents and warrants to the Company that:

5.1 Organization and Existence. Such Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

5.2 Authorization. The execution, delivery and performance by such Investor of the Transaction Documents to which such Investor is a party have been duly authorized and will each constitute the valid and legally binding obligation of such Investor, enforceable against such Investor in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally.

5.3 Purchase Entirely for Own Account. The Securities to be received by such Investor hereunder will be acquired for such Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the 1933 Act, and such Investor has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the 1933 Act without prejudice, however, to such Investor’s right at all times to sell or otherwise dispose of all or any part of such Securities in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by such Investor to hold the Securities for any period of time. Such Investor is not a broker-dealer registered with the SEC under the 1934 Act or an entity engaged in a business that would require it to be so registered.

5.4 Investment Experience. Such Investor acknowledges that it can bear the economic risk and complete loss of its investment in the Securities and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment contemplated hereby.

5.5 Disclosure of Information. Such Investor has had an opportunity to receive all information related to the Company requested by it and to ask questions of and receive answers from the Company regarding the Company, its business and the terms and conditions of the offering of the Securities. Such Investor acknowledges receipt of copies of the SEC Filings. Neither such inquiries nor any other due diligence investigation conducted by such Investor shall modify, amend or affect such Investor’s right to rely on the Company’s representations and warranties contained in this Agreement.

5.6 Restricted Securities. Such Investor understands that the Securities are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such Securities may be resold without registration under the 1933 Act only in certain limited circumstances. Such Investor is aware of the provisions of Rule 144 and promulgated under the 1933 Act, which subjects resales of the Securities to the satisfaction of certain conditions. Such Investor acknowledges and understands that the Company may not be satisfying the current applicable public information requirements at the time such Investor wishes to sell the Shares, the Warrant Shares or the Debenture Shares, and that therefore, such Investor may be precluded from selling such securities. Such Investor acknowledges that, in the event the applicable requirements of Rule 144 is not met, registration under the 1933 Act or an exemption from registration will be required for any disposition of the Shares, the Warrant Shares and the Debenture Shares. Such Investor acknowledges that the Company has no intention to register the Securities and understands that it will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales and that such persons, and the brokers who participate in the transactions, do so at their own risk.

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5.7 Legends. It is understood that, except as provided below, the Securities, and any certificates evidencing the Shares, the Warrant Shares and the Debenture Shares may bear the following or any similar legend (including any additional legends required by applicable state law):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.”

5.8 Accredited Investor. Such Investor is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, under the 1933 Act.

5.9 No General Solicitation. Such Investor did not learn of the investment in the Securities as a result of any public advertising or general solicitation.

5.10 Brokers and Finders. No person will have, as a result of the transactions contemplated by the Transaction Documents, any valid right, interest or claim against or upon the Company or such Investor for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Investor.

5.11 Prohibited Transactions. Since the earlier of (a) such time when such Investor was first contacted by the Company or any other Person regarding the transactions contemplated hereby or (b) thirty (30) days prior to the date hereof, neither such Investor nor any Affiliate of such Investor nor any Person acting on behalf of or pursuant to any understanding with such Investor (collectively, “Trading Affiliates”) has, directly or indirectly, effected or agreed to effect any short sale, whether or not against the box, established any “put equivalent position” (as defined in Rule 16a-1(h) under the 1934 Act) with respect to the Common Stock, granted any other right (including, without limitation, any put or call option) with respect to the Common Stock or with respect to any security that includes, relates to or derived any significant part of its value from the Common Stock or otherwise sought to hedge its position in the Securities (each, a “Prohibited Transaction”). Prior to the termination of this Agreement, such Investor shall not, and shall cause its Trading Affiliates not to, engage, directly or indirectly, in a Prohibited Transaction.

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5.12 Lock-Up.

(a)                Agreement. Such Investor agrees that for a period of six months following the Initial Closing Date (which the Company may extend in order to comply with FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), such Investor shall not cause or permit any Transfer of any shares of Common Stock (including the Securities, shares of Common Stock acquired pursuant to the Secondary Stock Purchases and any securities received in exchange therefore) received pursuant to this Agreement, as part of the Securities or the Secondary Stock Purchases. In furtherance of the foregoing, such Investor agrees that until the six month anniversary of the Initial Closing Date (which the Company may extend in order to comply with FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto) (a) the Company is authorized to place “stop orders” on its books to prevent any transfer of Common Stock held by such Investor in violation of this Agreement, and (ii) the Company and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of Section 5.12(a) of this Agreement. Such Investor shall be deemed to have effected a “Transfer” of a security if such Investor directly or indirectly: (i) sells, pledges, encumbers, assigns, grants an option with respect to, transfers or disposes of such security or any interest in such security; or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer of or disposition of such security or any interest therein.

(b)               Legend. Such Investor understands and agrees that the certificates evidencing the Shares, the Warrant Shares, the Debenture Shares and shares of Common Stock acquired pursuant to the Secondary Stock Purchases shall bear the following legend in substantially the following form:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD AS SET FORTH IN AN AGREEMENT AMONG THE COMPANY AND THE ORIGINAL HOLDERS OF THESE SHARES, COPIES OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY.”

6. Conditions to Closings.

6.1 Conditions to the Investors’ Obligations at the Initial Closing. The obligation of each Investor to purchase the Shares, the Debenture, the Boyalife Hong Kong Warrants and the Initial Boyalife USA Warrants, as applicable, at the Initial Closing, is subject to the fulfillment to such Investor’s satisfaction, on or prior to the Initial Closing Date, of the following conditions, any of which may be waived by such Investor:

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(a)                The representations and warranties made by the Company in Section 4 hereof qualified as to materiality shall be true and correct at all times prior to and on the Initial Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date, and, the representations and warranties made by the Company in Section 4 hereof not qualified as to materiality shall be true and correct in all material respects at all times prior to and on the Initial Closing Date, except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case such representation or warranty shall be true and correct in vall material respects as of such earlier date. The Company shall have performed in all material respects all obligations and conditions herein required to be performed or observed by it on or prior to the Initial Closing Date.

(b)               The Company shall have obtained any and all consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the purchase and sale of the Shares, the Debenture, the Warrants and the consummation of the other transactions contemplated by the Transaction Documents to be consummated on or prior to the Initial Closing Date, all of which shall be in full force and effect.

(c)                No judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, enjoining or preventing the consummation of the transactions contemplated hereby or in the other Transaction Documents.

(d)               The Company shall have delivered a certificate, executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer, dated as of the Initial Closing Date, certifying to the fulfillment of the conditions specified in subsections (a), (b), (c) and (g) of this Section 6.1.

(e)                The Company shall have delivered a certificate, executed on behalf of the Company by its Secretary, dated as of the Initial Closing Date, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and the other Transaction Documents, and the issuance of the Securities, certifying the current versions of the Certificate of Incorporation and Bylaws of the Company and certifying as to the signatures and authority of Persons signing the Transaction Documents and related documents on behalf of the Company.

(f)                The Investors shall have received an opinion from Dorsey & Whitney LLP, the Company’s counsel, dated as of the Initial Closing Date, in form and substance reasonably acceptable to the Investors and addressing such legal matters as the Investors may reasonably request.

(g)               No stop order or suspension of trading shall have been imposed by the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

(h)               The Company shall have executed and delivered to the Investors the Nomination and Voting Agreement.

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(i)                 The Company shall have executed and delivered to Boyalife USA the Security Agreement.

(j)                 The Company and the Sabby Parties shall have entered into a Consent, Repayment and Release Agreement in the form previously provided to the Investors.

6.2 Conditions to Obligations of the Company at the Initial Closing. The Company’s obligation to sell and issue the Shares, the Debenture and the Warrants to the Investors, as applicable, at the Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Initial Closing Date of the following conditions, any of which may be waived by the Company:

(a)                The representations and warranties made by the Investors in Sections 5.1 and 5.2 hereof shall be true and correct in all material respects when made, and shall be true and correct in all material respects on the Initial Closing Date with the same force and effect as if they had been made on and as of said date. The representations and warranties made by the Investors in Sections 5.3 through 5.11 hereof (the “Investment Representations”) shall be true and correct in all respects when made, and shall be true and correct in all respects on the Initial Closing Date with the same force and effect as if they had been made on and as of said date. The Investors shall have performed in all material respects all obligations and conditions herein required to be performed or observed by it on or prior to the Initial Closing Date.

(b)               Boyalife Hong Kong shall have delivered the Boyalife Hong Kong Purchase Price to the Company.

(c)                Boyalife USA shall have delivered the Initial Boyalife USA Purchase Price to the Company.

(d)               The Investors shall have executed and delivered to the Company the Nomination and Voting Agreement.

(e)                Boyalife USA shall have executed and delivered to the Company the Security Agreement.

(f)                The Company shall have obtained either (i) such approval as may be required by the applicable rules and regulations of the Nasdaq Stock Market LLC (or any successor entity) from the shareholders of the Company with respect to the transactions contemplated by the Transaction Documents, including (A) the issuance of all of the Shares, Debenture Shares and Warrant Shares in excess of 19.99% of the issued and outstanding Common Stock on the Closing and (B) such transactions constituting a change of control of the Company, as applicable (the “Shareholder Approval”), or (ii) an exemption from Shareholder Approval from the Nasdaq Stock Market LLC pursuant to Nasdaq Rule 5365(f) (the “Financial Viability Exemption”)

(g)               In the event a Financial Viability Exemption is sought and granted by the Nasdaq Stock Market LLC, any applicable requirements necessary to satisfy such Financial Viability Exemption shall have been complied with, including the making of any required filings with the SEC and the expiration of any applicable waiting periods.

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(h)               The Company and the Sabby Parties shall have entered into a Consent, Repayment and Release Agreement in the form previously provided to the Investors.

6.3 Conditions to Boyalife USA’s Obligations at the Subsequent Closing. The obligation of Boyalife USA at the Subsequent Closing to purchase the Subsequent Boyalife USA Warrants and increase the principal amount of the Debenture by $4,500,000, is subject to the fulfillment to Boyalife USA’s satisfaction, on or prior to the Subsequent Closing Date, of the following conditions, any of which may be waived by Boyalife USA:

(a)                All outstanding debentures issued to the Sabby Affiliates, including all liabilities of any kind or nature due and payable to the Sabby Affiliates, shall be repaid in full.

(b)               All outstanding warrants to purchase the Company’s Common Stock (and all registration rights in connection therewith) issued to the Sabby Affiliates on or after August 31, 2015 shall have been amended in a form reasonably acceptable to the Investors.

6.4 Conditions to Obligations of the Company at the Subsequent Closing. The obligation of the Company at the Subsequent Closing to sell and issue the Subsequent Boyalife USA Warrants and increase the principal amount of the Debenture by $4,500,000, is subject to the fulfillment to the Company’s satisfaction, on or prior to the Subsequent Closing Date, of the following conditions, any of which may be waived by the Company:

(a)                All outstanding debentures issued to the Sabby Affiliates, including all liabilities of any kind or nature due and payable to the Sabby Affiliates, shall be repaid in full.

(b)               All outstanding warrants to purchase the Company’s Common Stock (and all registration rights in connection therewith) issued to the Sabby Affiliates on or after August 31, 2015 shall have been amended in a form reasonably acceptable to the Company.

(c)                Boyalife USA shall have delivered the Subsequent Boyalife USA Purchase Price to the Company.

6.5 Termination of Obligations to Effect Closings; Effects.

(a)               The obligations of the Company, on the one hand, and the Investors, on the other hand, to effect the Initial Closing shall terminate as follows:

(i)                 Upon the mutual written consent of the Company and the Investor;

(ii)               By the Company if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by the Company; or

(iii)             By the Investors if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment, and shall not have been waived by the Investor;

provided, however, that, except in the case of clause (i) above, the party seeking to terminate its obligation to effect the Initial Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Closing.

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(b)               The obligations of the Company, on the one hand, and the Investors, on the other hand, to effect the Subsequent Closing shall terminate as follows:

(i)               Upon the mutual written consent of the Company and the Investor;

(ii)             By Boyalife USA if any of the conditions set forth in Section 6.3 shall have become incapable of fulfillment, and shall not have been waived by Boyalife USA; or

(iii)           By the Company if any of the conditions set forth in Section 6.4 shall have become incapable of fulfillment, and shall not have been waived by the Company;

provided, however, that, except in the case of clause (i) above, the party seeking to terminate its obligation to effect the Closing shall not then be in breach of any of its representations, warranties, covenants or agreements contained in this Agreement or the other Transaction Documents if such breach has resulted in the circumstances giving rise to such party’s seeking to terminate its obligation to effect the Subsequent Closing.

(c)               Nothing in this Section 6.5 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents.

7. Covenants and Agreements of the Company.

7.1 Reservation of Common Stock. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of providing for the exercise of the Warrants and the conversion of the Debenture, such number of shares of Common Stock as shall from time to time equal the number of shares sufficient to permit the exercise of the Warrants and the conversion of the Debenture issued pursuant to this Agreement in accordance with their respective terms.

7.2 No Conflicting Agreements. The Company will not take any action, enter into any agreement or make any commitment that would conflict or interfere in any material respect with the Company’s obligations to the Investors under the Transaction Documents.

7.3 Investor Participation Right. The Company hereby grants to each Investor the right of first refusal to purchase such Investor’s Pro Rata portion of fifty percent (50%) of any New Securities (as defined in this Section 7.3(a)) which the Company may, from time to time, propose to sell and issue after the date of this Agreement (the “Participation Rights”).

(a)               “New Securities” shall mean any capital stock (including Common Stock and/or Preferred Stock) of the Company whether now authorized or not, and rights, convertible securities, options or warrants to purchase such capital stock, and securities of any type whatsoever that are, or may become, exercisable or convertible into capital stock; provided that the term “New Securities” does not include:

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(i)                 the Securities;

(ii)               securities issued or issuable to officers, directors and employees of, or consultants to, the Company pursuant to stock grants, option plans, purchase plans or other employee stock incentive programs or arrangements approved by the Board of Directors of the Company, or upon exercise of options or warrants granted to such parties pursuant to any such plan or arrangement;

(iii)             securities issued upon the exercise or conversion of options, warrants or convertible securities outstanding as of the date of this Agreement;

(iv)             securities issued or issuable in connection with the acquisition of another corporation by the Company by merger, purchase of substantially all of the assets or other reorganization or pursuant to a joint venture, development project or other strategic transaction, provided, that the terms of such issuances are approved by the Board of Directors of the Company;

(v)               securities issued or issuable to banks, lessors or other financial institutions pursuant to a debt financing or commercial leasing transaction;

(vi)             securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Company;

(vii)           securities issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Company; and

(viii)         any right, option or warrant to acquire any security convertible into the securities excluded from the definition of New Securities pursuant to subsections (i) through (vii) above.

(b)               In the event the Company has closed a sale or issuance of New Securities, it shall give the Investors written notice of the terms of the sale or issuance not less than fifteen (15) days after such closing. Each Investor shall have ten (10) days from the date of receipt of such written notice to exercise its Participation Rights by giving written notice to the Company, and the Investors shall participate on the same terms and conditions as the other investors and shall execute and deliver definitive transaction documents in the same form as the other investors as requested by the Company.

(c)                The Participation Rights granted to the Investors in this Section 7.3 shall not be applicable to an Investor if (i) at the time of the issuance of New Securities such Investor is not an “Accredited Investor” as defined in Regulation D, Rule 501(a) of the 1933 Act and (ii) such issuance of New Securities is only being offered to Accredited Investors.

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(d)               The Participation Rights granted under this Section 7.3 shall expire upon, and shall not be applicable to the issuance of any New Securities that closes before the first to occur of (i) the “Maturity Date”, as defined in the Debenture; (ii) upon the repayment of the entire principal balance and accrued interest thereon outstanding under the Debenture, pursuant to the terms thereof; (iii) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding a consolidation with a wholly-owned subsidiary of the Company, a merger effected exclusively to change the domicile of the Company) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Company held by such holders prior to such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such transaction or series of transactions; or (iv) a sale, lease or other conveyance of all or substantially all of the assets of the Company.

7.4 Indebtedness and Other Transactions. For so long as the Debenture remains outstanding, the Company will not take any of the following actions without the prior written consent of the Investors: (a) issue any New Securities that are equity securities for the primary purpose of raising capital at a price per share less than the Per Share Price; (b) issue any New Securities or approve the incurrence of indebtedness for borrowed money, other than debt or equity securities issued for the primary purpose of raising capital of up to $15,000,000 in the aggregate; or (c) authorize or effect a Deemed Liquidation Event unless required by fiduciary duties applicable to the Company’s Board of Directors under applicable law.

8. Miscellaneous.

8.1 Survival. The representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing of the transactions contemplated by this Agreement for two years after the Closing.

8.2 Successors and Assigns. This Agreement may not be assigned by a party hereto without the prior written consent of the Company or the Investors, as applicable; provided, however, that the Company may assign its rights and delegate its duties hereunder to any surviving or successor corporation or entity in connection with a merger or consolidation of the Company with another corporation, or a sale, transfer or other disposition of all or substantially all of the Company’s assets to another corporation or entity, without the prior written consent of the Investors. The provisions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

8.3 Counterparts; Faxes. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed via facsimile, which shall be deemed an original.

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8.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed received (a) on the date of delivery if delivered personally and/or by messenger service, (b) on the date of confirmation of receipt of transmission by facsimile (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time) or (c) on the date of confirmation of receipt if delivered by a nationally or internationally recognized courier service (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time), to the parties at the following address or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

If to the Company:

Cesca Therapeutics Inc.

2711 Citrus Road

Rancho Cordova, California 95742

Attention: Chief Executive Officer

With a copy to:

Dorsey & Whitney LLP
305 Lytton Avenue

Palo Alto, CA, 94301
Attention: Evan Ng, Esq.

If to either of the Investors:

c/o Boyalife Group Ltd.
800 Jiefang Road East
Wuxi City, China 214002

8.6 Expenses. The parties hereto shall pay their own costs and expenses in connection herewith. In the event that legal proceedings are commenced by any party to this Agreement against another party to this Agreement in connection with this Agreement or the other Transaction Documents, the party which does not prevail in such proceedings shall pay the reasonable attorneys’ fees and other reasonable out-of-pocket costs and expenses incurred by the prevailing party in such proceedings.

8.7 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Investors. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Securities purchased under this Agreement at the time outstanding, each future holder of all such Securities, and the Company.

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8.8 Publicity. Except as set forth below, no public release or announcement concerning the transactions contemplated hereby shall be issued by the Company or the Investors without the prior consent of the Company (in the case of a release or announcement by the Investors) or the Investors (in the case of a release or announcement by the Company) (which consents shall not be unreasonably withheld), except as such release or announcement may be required by law or the applicable rules or regulations of any securities exchange or securities market, in which case the Company or the Investors, as the case may be, shall allow the Investors or the Company, as applicable, to the extent reasonably practicable in the circumstances, reasonable time to comment on such release or announcement in advance of such issuance. Promptly following the Initial Closing Date, the Company shall issue a press release disclosing the consummation of the transactions contemplated by this Agreement and file a Current Report on Form 8-K attaching the press release described in the foregoing sentence as well as copies of the Transaction Documents. In addition, the Company will make such other filings and notices in the manner and time required by the Nasdaq Stock Market LLC and the SEC. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Investor, or include the name of any Investor in any filing with the SEC (other than any exhibits to filings made in respect of this transaction in accordance with periodic filing requirements under the 1934 Act) or any regulatory agency, without the prior written consent of the Investors, except to the extent such disclosure is required by law or trading market regulations, in which case the Company shall provide the Investors with prior notice of such disclosure.

8.9 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable law, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

8.10 Entire Agreement. This Agreement, including the exhibits, and the other Transaction Documents constitute the entire agreement among the parties hereof with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

8.11 Further Assurances. The parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby and to evidence the fulfillment of the agreements herein contained.

8.12 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of California without regard to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of California located in Sacramento County and the United States District Court for the Northern District of California for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

COMPANY

CESCA THERAPEUTICS INC.

By:	/s/ Robin Stracey
Robin Stracey
Chief Executive Officer

INVESTORS

BOYALIFE INVESTMENT INC.

By:	/s/ Xiaochun Xu
Name:	Xiaochun Xu
Title:	Chairman

BOYALIFE (HONG KONG) LIMITED

By:	/s/ Xiaochun Xu
Name:	Xiaochun Xu
Title:	Chairman

(Signature Page to Purchase Agreement)

EXHIBIT A

Form of Debenture

See attached

FORM OF SECURED CONVERTIBLE DEBENTURE

THE TRANSFER OF THIS DEBENTURE AND THE COMMON STOCK ISSUABLE UPON CONVERSION HEREOF IS SUBJECT TO RESTRICTIONS CONTAINED HEREIN. THIS DEBENTURE AND THE COMMON STOCK ISSUABLE UPON CONVERSION HEREOF HAS BEEN ISSUED IN RELIANCE UPON THE REPRESENTATION OF PAYEE THAT IT HAS BEEN ACQUIRED FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARDS THE RESALE OR OTHER DISTRIBUTION THEREOF. THIS DEBENTURE AND THE COMMON STOCK ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

SECURED CONVERTIBLE DEBENTURE

SCD-1	[Issue Date]
Up to $12,500,000	Rancho Cordova, California

1.      Principal. For value received, CESCA THERAPEUTICS INC., a Delaware corporation (the “Company”), hereby promises to pay to the order of Boyalife Investments Inc. (the “Payee”), whose address is as set forth below, or such other address as the holder of this Secured Convertible Debenture (this “Debenture”) may designate in writing, the principal amount outstanding under this Debenture from time to time, up to $12,500,000. This Debenture is part of the Securities offered and sold to the Payee pursuant to the terms of that certain Purchase Agreement dated on or about the date hereof (the “Purchase Agreement”). This Debenture and any shares of Common Stock issued pursuant to the terms hereof are subject to the terms of the Purchase Agreement. The principal amount outstanding as of the Issue Date is $8,000,000, with an additional $4,500,000 added to the principal amount upon the occurrence of the Subsequent Closing under the Purchase Agreement. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Purchase Agreement.

2.      Interest. This Debenture shall bear simple interest at a rate per annum of 22% of the principal amount of this Debenture outstanding from time to time, which interest shall accrue and be payable on the Maturity Date. This Debenture shall be convertible into shares of the Company’s Common Stock, $0.001 par value per share (the “Common Stock”) pursuant to the terms of Section 5 hereof.

3.      Maturity. Subject to the conversion provision set forth in Section 5 hereof, the outstanding principal amount of this Debenture outstanding from time to time, together with all accrued and unpaid interest thereon, shall be due and payable in full on the third anniversary of the date hereof (the “Maturity Date”).

4.      Security Agreement. Pursuant to a Security Agreement between the Company and the Payee dated as of the Issue Date (the “Security Agreement”), this Debenture is secured by substantially all of the assets of the Company.

5.      Conversion.

(i)     Optional Conversion by the Company. To the extent outstanding and prior to prepayment being tendered by the Company or the Maturity Date, the principal amount of this Debenture outstanding from time to time and all accrued and outstanding interest thereon may be converted, in whole, at the option of the Company at any time so long as both (i) the Twenty Day Moving Average Price of the Common Stock is at least 125% of the Conversion Price as of the date this Debenture is to be converted hereunder and (ii) the Current Market Price of the Common Stock has been greater than the Conversion Price for ten consecutive days. A conversion of this Debenture into shares of Common Stock shall be effected at a conversion price equal to $0.17 per share (as adjusted for stock splits and recapitalizations) (the “Conversion Price”). For the purposes of this Section 5(i), the “Current Market Price” means, generally, (y) the VWAP, for the 10 consecutive trading days ending on the applicable date or (z) if the Common Shares are not listed or quoted on the Nasdaq Capital Market or another securities exchange or market, the fair value as reasonably determined by the Board of Directors and the Payee. For the purposes of this Section 5(i), the “VWAP” means the volume weighted average trading price of the Common Stock for the applicable period (which must be calculated utilizing days in which the Common Stock actually trade) on the Nasdaq Capital Market (or if the Common Stock is no longer traded on the Nasdaq Capital Market, on such other exchange as the Common Stock are then traded). In the event of a conversion of the entire outstanding principal amount outstanding from time to time under this Section 5(i) prior to the Maturity Date, the Debenture shall convert into such amount of shares as if the Debenture had been held until the Maturity Date. Further, for the purposes of this Section 5(i), the “Twenty Day Moving Average Price” means an amount equal to the sum of the closing price of the Common Stock on the Nasdaq Capital Market Market (or if the Common Stock is no longer traded on the Nasdaq Capital Market, on such other exchange as the Common Stock are then traded) on each of the immediately preceding twenty trading days, divided by twenty.

(ii)   Optional Conversion by the Payee before Maturity Date. The outstanding principal amount of this Debenture outstanding from time to time and all accrued and unpaid interest as of date of conversion (such date, the “Optional Conversion Date”) may be converted, in whole, at the option of the Payee into shares of Common Stock so long as the Subsequent Closing contemplated by the Purchase Agreement has occurred, upon any of the following events:

(a)           for such period beginning on the occurrence of a Company Cash Deficiency and ending 15 days thereafter; for the purposes hereof, a “Company Cash Deficiency” means such time that the Company’s cash balance and short-term investments, net of debt or borrowed funds that are payable within one year, is less than Two Million One Hundred Thousand Dollars ($2,100,000), calculated at the month’s end;

(b)          the Company effecting a Change in Control other than in connection with the Payee or its affiliates; and

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(c) the delisting of the Company’s Common Stock from Nasdaq’s markets.

A conversion of this Debenture under this Section 5(ii) into shares of Common Stock shall be effected at the Conversion Price. A conversion of this Debenture under this Section 5(ii) shall convert the outstanding principal and interest accrued and unpaid as of the Optional Conversion Date together with any interest that would have accrued after the Optional Conversion Date up to and including the Maturity Date. To effect a conversion under this Section 5(ii), the Payee shall provide written notice of such conversion to the Company, along with such other documents required under Section 5(iv) hereof, on or prior to the Optional Conversion Date. To assist Payee with the exercise of its rights hereunder, the Company shall provide notice to the Payee upon such time that the Company’s cash balance and short-term investments, net of debt or borrowed funds that are payable within one year, is less than Three Million One Hundred Thousand Dollars ($3,000,000), calculated at the month’s end.

(iii)Optional Conversion by the Payee on Maturity Date. On the Maturity Date (but not before), the outstanding principal amount of this Debenture outstanding from time to time and all accrued and unpaid interest thereon may be converted, in whole, at the option of the Payee into shares of Common Stock so long as the Subsequent Closing contemplated by the Purchase Agreement has ocurred. A conversion of this Debenture under this Section 5(iii) into shares of Common Stock shall be effected at the Conversion Price. To effect a conversion under this Section 5(iii), the Payee shall provide written notice of such conversion to the Company, along with such other documents required under Section 5(iv) hereof, on or prior to the Maturity Date.

(iv) Mechanics of Conversion. Upon a conversion of the outstanding principal balance of this Debenture and accrued and unpaid interest thereon under Section 5(ii) or Section 5(ii) hereof, Payee shall surrender this Debenture, duly endorsed, together with the Payee’s duly executed form of subscription attached hereto as Exhibit A, at the principal offices of the Company. At its expense, the Company will, as soon as practicable thereafter, issue and deliver to Payee a legended certificate (which such certificate shall include the legends required by Section 5.7 and Section 5.12(b) of the Purchase Agreement) for the number of shares of Common Stock to which Payee is entitled upon such conversion, together with any cash or a check payable to Payee for any amounts payable as described in Section 5(v) below. Upon conversion of this Debenture into Common Stock under Section 5(i), Section 5(ii) or Section 5(iii), the Company will be forever released from all its obligations and liabilities under this Debenture, including without limitation the obligation to pay the principal amount and any accrued interest.

(v)   Fractional Shares. No fractional shares of capital stock shall be issued upon conversion of this Debenture. In lieu of any fractional share to which Payee would otherwise be entitled, the Company shall pay to Payee the amount of the outstanding principal balance and/or accrued interest due that is not so converted, such payment to be in cash or by check.

(vi) No Rights as Stockholder. Payee understands that Payee shall not have any of the rights of a stockholder with respect to the shares of Common Stock issuable upon conversion of any principal or accrued interest of this Debenture, until such principal or accrued interest is converted into capital stock of the Company as provided herein.

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6. Payment and Prepayment. Notwithstanding the conversion provision set forth in Section 5 above, the Company shall not have the right to prepay the Debenture at any time prior to the Maturity Date without the prior written consent of the Payee. All payments shall be made in lawful money of the United States of America at the principal office of the Company, or at such other place as the Payee hereof may from time to time designate in writing to the Company.

7. Certain Adjustments. The Conversion Price is subject to adjustment from time to time as set forth in this Section 7:

(i)     Splits and Subdivisions. In the event the Company should at any time or from time to time fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock into a greater number of shares, then, as of such record date (or the date of such split or subdivision if no record date is fixed), the Conversion Price shall be appropriately decreased.

(ii)   Combination of Shares. If the number of shares of Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of Common Stock, the Conversion Price shall be appropriately increased.

(iii)Reclassification or Reorganization. If the shares of Common Stock issuable upon the conversion of this Debenture shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a split or subdivision provided for in Section 7(i) above or a combination of shares provided for in Section 7(ii) above), then and in each such event the Payee shall be entitled to receive upon the conversion of this Debenture the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, to which a holder of the number of shares of Common Stock issuable upon the conversion of this Debenture would have received if this Debenture had been converted immediately prior to such reorganization, reclassification or other change, all subject to further adjustment as provided herein.

8. Default. The Payee shall have the right upon the occurrence of any of the following events to declare an event of default and elect to accelerate the amount owing hereunder (individually, an “Event of Default” and collectively, “Events of Default”):

(i)     the termination of the existence of the Company, whether by dissolution or otherwise, or the appointment of a receiver or custodian for the Company or any part of its property if such appointment is not terminated or dismissed within thirty (30) days;

(ii)   the institution against Company of any proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership or other similar law affecting the rights of creditors generally, which proceeding is not dismissed within sixty (60) days of filing;

(iii) the commencement by Company of any voluntary proceedings under the United States Bankruptcy Code or any other federal or state bankruptcy, reorganization, receivership or other similar law affecting the rights of creditors generally;

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(iv) the failure to pay interest or principal on the Debenture in accordance with Section 2 hereunder; or

(v)   an assignment by Company for the benefit of its creditors or an admission in writing by the Company of its inability to pay its debts as they become due.

9.            Cumulative Rights. No delay on the part of Payee in the exercise of any power or right under this Debenture shall operate as a waiver thereof, nor shall a single or partial exercise of any other power or right. Enforcement by the Payee of any right or remedy for the payment hereof shall not constitute any election by the Payee of remedies so as to preclude the exercise of any other remedy available to the Payee.

10.            Waivers. Except as otherwise set forth in this Debenture, the Company, for itself and its legal representatives, successors and assigns, expressly waives presentment, protest, demand, notice of dishonor, notice of nonpayment, notice of maturity, notice of protest, presentment for the purpose of accelerating maturity, and diligence in collection.

11.            Modifications in Writing. No waiver or modification of any of the terms or provisions of this Debenture shall be valid or binding unless set forth in a writing signed by the Company and Payee, and then only to the extent therein specifically set forth.

12.            Notices. All notices and other communications hereunder shall be in writing and shall be deemed received (a) on the date of delivery if delivered personally and/or by messenger service, (b) on the date of confirmation of receipt of transmission by facsimile (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time) or (c) on the date of confirmation of receipt if delivered by a nationally or internationally recognized courier service (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time), to the parties at the addresses set forth in the Purchase Agreement (or at such other address for a party as shall be specified by like notice).

13.            Entire Agreement; Severability. This Debenture, together with the Purchase Agreement, constitutes the full and entire understanding, promise and agreement between the Company and Payee with respect to the subject matter hereof, and it supersedes, merges and renders void every other prior written and/or oral understanding, promise or agreement between the Company and Payee. If one or more provisions of this Debenture are held to be unenforceable under applicable law, such provision shall be excluded from this Debenture, the balance of the Debenture shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms, and the parties shall use good faith to negotiate a substitute, valid and enforceable provision that replaces the excluded provision and that most nearly effects the parties’ intent in entering into this Debenture.

THIS DEBENTURE, TOGETHER WITH THE PURCHASE AGREEMENT, REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS OF THE PARTIES.

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14.  Governing Law. This Debenture is being executed and delivered and is intended to be performed, in the State of California, and the laws of such state shall govern the construction, validity, enforcement and interpretation hereof, except to the extent federal laws otherwise govern the validity, construction, enforcement and interpretation hereof.

15.  Headings. The headings of the paragraphs of this Debenture are inserted for convenience only and shall not be deemed to constitute a part hereof.

16.  Successors and Assigns. Payee may not, without the prior written consent of the Company, assign any rights, duties, or obligations under this Debenture. The Company may not, without the prior written consent of the Payee, assign any rights, duties, or obligations under this Debenture; provided, however, the Company may assign any rights, duties, or obligations under this Debenture without obtaining prior written consent in connection with a Change in Control (as defined below). All of the promises and agreements in this Debenture contained by or on behalf of the Company shall bind its permitted successors and assigns, whether so expressed or not. For the purpose of this Section 16, a “Change in Control” shall mean the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding a consolidation with a wholly-owned subsidiary of the Company, a merger effected exclusively to change the domicile of the Company) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Company held by such holders prior to such transaction, at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such transaction or series of transactions.

17.  Counterparts. This instrument may be executed in counterparts and delivered by facsimile, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signatures appear on the following page.]

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IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed as of the date first set forth above.

COMPANY:

CESCA THERAPEUTICS INC.

By:
Robin Stracey
Chief Executive Officer

Address:	2711 Citrus Road
Rancho Cordova, California 95742

ACKNOWLEDGED AND AGREED:

PAYEE:

BOYALIFE INVESTMENT INC.

By:

Name:

Address:

(Signature Page to Secured Convertible Debenture)

EXHIBIT A TO SECURED CONVERTIBLE DEBENTURE

FORM OF SUBSCRIPTION

(To be signed only on conversion of Secured Convertible Debenture)

To: CESCA THERAPEUTICS INC.

The undersigned, pursuant to the provisions set forth in the attached Secured Convertible Debenture, hereby irrevocably elects to convert the balance of such Secured Convertible Debenture (equal to $__________ ) into _____ shares of the Common Stock of the Company.

Please issue a certificate or certificates representing_________ shares of Common Stock in the name of the undersigned or in such other name or names as are specified below:

(Name)

(Address)

The undersigned represents that the undersigned is an “accredited investor” as defined in Regulation D promulgated under the Securities Act of 1933, as amended, and that the aforesaid shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale in connection with, the distribution thereof and that the undersigned has no present intention of distributing or reselling such shares, all except as in compliance with applicable securities laws. The undersigned further represents that the aforesaid conversion complies with Section 5 of the Secured Convertible Debenture.

(Signature must conform in all respects to name of the Payee as specified on the face of the Secured Convertible Debenture)

(Print Name)

(Address)

Dated:______________

EXHIBIT B

Form of Warrant

See attached

FORM OF WARRANT

THE TRANSFER OF THIS WARRANT AND THE COMMON STOCK ISSUABLE UPON EXERCISE HEREOF IS SUBJECT TO RESTRICTIONS CONTAINED HEREIN. THIS WARRANT AND THE COMMON STOCK ISSUABLE UPON EXERCISE HEREOF HAS BEEN ISSUED IN RELIANCE UPON THE REPRESENTATION OF WARRANTHOLDER THAT IT HAS BEEN ACQUIRED FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TOWARDS THE RESALE OR OTHER DISTRIBUTION THEREOF. THIS WARRANT AND THE COMMON STOCK ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

THIS WARRANT SHALL BE VOID AFTER 5:00 P.M. PACIFIC TIME ON [●], 20211 (the “EXPIRATION DATE”).

No. [●]	[Issue Date]

CESCA THERAPEUTICS INC.

COMMON STOCK PURCHASE WARRANT

For VALUE RECEIVED, [●] (the “Warrantholder”), is entitled to purchase, subject to the provisions of this Common Stock Purchase Warrant (this “Warrant”), from Cesca Therapeutics Inc., a Delaware corporation (the “Company”), at any time from and after the six month anniversary of the Initial Closing Date (as defined in the Purchase Agreement) and not later than 5:00 P.M. Pacific Time on the Expiration Date, at an exercise price per share equal to $0.40 (as adjusted, and the exercise price in effect being herein called, the “Warrant Price”), [●] shares (the “Warrant Shares”) of the Company’s Common Stock, par value $0.001 per share (the “Common Stock”). The number of Warrant Shares purchasable upon exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time as described herein. This Warrant is part of the Securities offered and sold to the Warrantholder pursuant to the terms of the Purchase Agreement dated on or about the date hereof by and between the Company and the Warrantholder (the “Purchase Agreement”). This Warrant and the Warrant Shares issued pursuant to the terms hereof are subject to the terms of the Purchase Agreement. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Purchase Agreement.

1. Records. The Company shall maintain records for the transfer and recording of this Warrant. Upon the initial issuance of this Warrant, the Company shall issue and record the Warrant in the name of the Warrantholder.

_______________________

1 Five years from issue date.

2.                  Transfers. This Warrant is not transferrable or assignable by the Warrantholder.

3.                  Exercise of Warrant. Subject to the provisions hereof, the Warrantholder may exercise this Warrant in whole or in part at any time prior to its expiration upon surrender of this Warrant, together with delivery of the duly executed Warrant exercise form attached hereto as Appendix A (the “Exercise Agreement”) and payment by cash, certified check or wire transfer of funds for the aggregate Warrant Price for that number of Warrant Shares then being purchased, to the Company during normal business hours on any Business Day at the Company’s principal executive offices (or such other office or agency of the Company as it may designate by notice to the Warrantholder). The Warrant Shares so purchased shall be deemed to be issued to the Warrantholder, as the record owner of such shares, as of the close of business on the date on which this Warrant shall have been surrendered (or evidence of loss, theft or destruction thereof and security or indemnity satisfactory to the Company), the aggregate Warrant Price shall have been paid and the completed Exercise Agreement shall have been delivered. Certificates for the Warrant Shares so purchased, representing the aggregate number of shares specified in the Exercise Agreement, shall be delivered to the Warrantholder within a reasonable time, not exceeding five Business Days after the Warrantholder has delivered all documents reasonably requested by the Company’s transfer agent and its counsel, after this Warrant shall have been so exercised. The certificates so delivered shall be in such denominations as may be requested by the Warrantholder and shall be registered in the name of the Warrantholder. If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall, at its expense, at the time of delivery of such certificates, deliver to the Warrantholder a new Warrant representing the number of shares with respect to which this Warrant shall not then have been exercised. Each exercise hereof shall constitute the re-affirmation by the Warrantholder that the representations and warranties contained in Section 5 of the Purchase Agreement are true and correct in all material respects with respect to the Warrantholder as of the time of such exercise. The Company shall cause any certificates evidencing the Warrant Shares to include the legends required by Section 5.7 and Section 5.12(b) of the Purchase Agreement.

4.                  Compliance with the Securities Act of 1933. Except as provided in the Purchase Agreement, the Company may cause the legend set forth on the first page of this Warrant to be set forth on each Warrant or similar legend on any security issued or issuable upon exercise of this Warrant, unless counsel for the Company is of the opinion as to any such security that such legend is unnecessary.

5.                  Payment of Taxes. The Company will pay any documentary stamp taxes attributable to the initial issuance of the Warrant Shares issuable upon the exercise of the Warrant; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificates for the Warrant Shares in a name other than that of the Warrantholder in respect of which such shares are issued, and in such case, the Company shall not be required to issue or deliver any certificate for the Warrant Shares or any Warrant until the person requesting the same has paid to the Company the amount of such tax or has established to the Company’s reasonable satisfaction that such tax has been paid. The Warrantholder shall be responsible for income taxes due under federal, state or other law, if any such tax is due.

6.                  Mutilated or Missing Warrants. In case this Warrant shall be mutilated, lost, stolen, or destroyed, the Company shall issue in exchange and substitution of and upon cancellation of the mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor and for the purchase of a like number of the Warrant Shares, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction of the Warrant, and with respect to a lost, stolen or destroyed Warrant, reasonable indemnity or bond with respect thereto, if requested by the Company.

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7.                  Reservation of Common Stock. The Company hereby represents and warrants that there have been reserved, and the Company shall at all applicable times keep reserved until issued (if necessary) as contemplated by this Section 7, out of the authorized and unissued shares of Common Stock, sufficient shares to provide for the exercise of the rights of purchase represented by this Warrant. The Company agrees that all the Warrant Shares issued upon due exercise of the Warrant shall be, at the time of delivery of the certificates for such Warrant Shares, duly authorized, validly issued, fully paid and non-assessable shares of the Common Stock of the Company.

8.                  Adjustments. Subject and pursuant to the provisions of this Section 8, the Warrant Price and the number of Warrant Shares subject to this Warrant shall be subject to adjustment from time to time as set forth hereinafter:

(a)                If the Company shall, at any time or from time to time while this Warrant is outstanding, pay a dividend or make a distribution on its Common Stock in shares of Common Stock, subdivide its outstanding shares of Common Stock into a greater number of shares or combine its outstanding shares of Common Stock into a smaller number of shares or issue by reclassification of its outstanding shares of Common Stock any shares of its capital stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then the number of Warrant Shares purchasable upon exercise of the Warrant and the Warrant Price in effect immediately prior to the date upon which such change shall become effective, shall be adjusted by the Company so that the Warrantholder thereafter exercising the Warrant shall be entitled to receive the number of shares of Common Stock or other capital stock which the Warrantholder would have received if the Warrant had been exercised immediately prior to such event upon payment of a Warrant Price that has been adjusted to reflect a fair allocation of the economics of such event to the Warrantholder. Such adjustments shall be made successively whenever any event listed above shall occur.

(b)               If any capital reorganization, reclassification of the capital stock of the Company, consolidation or merger of the Company with another corporation in which the Company is not the survivor, or sale, transfer or other disposition of all or substantially all of the Company’s assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby the Warrantholder shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the Warrant Shares immediately theretofore issuable upon exercise of the Warrant, such shares of stock, securities or assets as would have been issuable or payable with respect to or in exchange for a number of Warrant Shares equal to the number of Warrant Shares immediately theretofore issuable upon exercise of the Warrant, had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of the Warrantholder to the end that the provisions hereof (including, without limitation, provision for adjustment of the Warrant Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise hereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger, or the corporation purchasing or otherwise acquiring such assets or other appropriate corporation or entity shall assume the obligation to deliver to the Warrantholder, at the address of the Warrantholder set forth in the Purchase Agreement, such shares of stock, securities or assets as, in accordance with the foregoing provisions, the Warrantholder may be entitled to purchase, and the other obligations under this Warrant. The provisions of this paragraph (b) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers or other dispositions.

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(c) In case the Company shall fix a payment date for the making of a distribution to all holders of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of evidences of indebtedness or assets (other than cash dividends or cash distributions payable out of consolidated earnings or earned surplus or dividends or distributions referred to in Section 8(a)), or subscription rights or warrants, the Warrant Price to be in effect after such payment date shall be determined by multiplying the Warrant Price in effect immediately prior to such payment date by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding multiplied by the Market Price (as defined below) per share of Common Stock immediately prior to such payment date, less the fair market value (as determined by the Company’s Board of Directors in good faith) of said assets or evidences of indebtedness so distributed, or of such subscription rights or warrants, and the denominator of which shall be the total number of shares of Common Stock outstanding multiplied by such Market Price per share of Common Stock immediately prior to such payment date. “Market Price” as of a particular date (the “Valuation Date”) shall mean the following: (a) if the Common Stock is then listed on a national stock exchange (including the Nasdaq Stock Market LLC (“Nasdaq”), the closing sale price of one share of Common Stock on such exchange on the last trading day prior to the Valuation Date; (b) if the Common Stock is then quoted on the OTC Bulletin Board (the “Bulletin Board”) or such similar exchange or association, the closing sale price of one share of Common Stock on the Bulletin Board or such other exchange or association on the last trading day prior to the Valuation Date or, if no such closing sale price is available, the average of the high bid and the low asked price quoted thereon on the last trading day prior to the Valuation Date; or (c) if the Common Stock is not then listed on a national stock exchange or quoted on Nasdaq, the Bulletin Board or such other exchange or association, the fair market value of one share of Common Stock as of the Valuation Date, shall be determined in good faith by the Board of Directors of the Company and the Warrantholder. If the Common Stock is not then listed on a national securities exchange, the Bulletin Board or such other exchange or association, the Board of Directors of the Company shall respond promptly, in writing, to an inquiry by the Warrantholder prior to the exercise hereunder as to the fair market value of a share of Common Stock as determined by the Board of Directors of the Company. In the event that the Board of Directors of the Company and the Warrantholder are unable to agree upon the fair market value in respect of subpart (c) hereof, the Company and the Warrantholder shall jointly select an appraiser, who is experienced in such matters. The decision of such appraiser shall be final and conclusive, and the cost of such appraiser shall be borne equally by the Company and the Warrantholder. Such adjustment shall be made successively whenever such a payment date is fixed.

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(d)               An adjustment to the Warrant Price shall become effective immediately after the payment date in the case of each dividend or distribution and immediately after the effective date of each other event which requires an adjustment.

(e)                In the event that, as a result of an adjustment made pursuant to this Section 8, the Warrantholder shall become entitled to receive any shares of capital stock of the Company other than shares of Common Stock, the number of such other shares so receivable upon exercise of this Warrant shall be subject thereafter to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Warrant Shares contained in this Warrant.

9.                Fractional Interest. The Company shall not be required to issue fractions of Warrant Shares upon the exercise of this Warrant. If any fractional share of Common Stock would, except for the provisions of the first sentence of this Section 9, be deliverable upon such exercise, the Company, in lieu of delivering such fractional share, shall pay to the exercising Warrantholder an amount in cash equal to the Market Price of such fractional share of Common Stock on the date of exercise.

10.            Benefits. Nothing in this Warrant shall be construed to give any person, firm or corporation (other than the Company and the Warrantholder) any legal or equitable right, remedy or claim, it being agreed that this Warrant shall be for the sole and exclusive benefit of the Company and the Warrantholder.

11.            Notices to Warrantholder. Upon the happening of any event requiring an adjustment of the Warrant Price, the Company shall promptly give written notice thereof to the Warrantholder at the address appearing in the records of the Company, stating the adjusted Warrant Price and the adjusted number of Warrant Shares resulting from such event and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Failure to give such notice to the Warrantholder or any defect therein shall not affect the legality or validity of the subject adjustment.

12.            Notices. Unless otherwise provided, all notices and other communications hereunder shall be in writing and shall be deemed received (a) on the date of delivery if delivered personally and/or by messenger service, (b) on the date of confirmation of receipt of transmission by facsimile (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time) or (c) on the date of confirmation of receipt if delivered by a nationally or internationally recognized courier service (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time), to the parties at the address set forth in the Purchase Agreement (or at such other address or facsimile number for a party as shall be specified by like notice):

13.            Successors. All the covenants and provisions hereof by or for the benefit of the Warrantholder shall bind and inure to the benefit of its respective successors and assigns hereunder.

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14.            Governing Law; Consent to Jurisdiction. This Warrant shall be governed by, and construed in accordance with, the internal laws of the State of California, without reference to the choice of law provisions thereof. The Company and, by accepting this Warrant, the Warrantholder, each irrevocably submits to the exclusive jurisdiction of the courts of the State of California located in Sacramento County and the United States District Court for the Northern District of California for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Warrant and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto by the same methods as are specified for the giving of notices under this Warrant. The Company and, by accepting this Warrant, the Warrantholder, each irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. The Company and, by accepting this Warrant, the Warrantholder, each irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

15.            No Rights as Stockholder. Prior to the exercise of this Warrant, the Warrantholder shall not have or exercise any rights as a stockholder of the Company by virtue of its ownership of this Warrant.

16.            Amendment; Waiver. Any term of this Warrant may be amended or waived (including the adjustment provisions included in Section 8 of this Warrant) upon the written consent of the Company and the Warrantholder.

17.            Section Headings. The section headings in this Warrant are for the convenience of the Company and the Warrantholder and in no way alter, modify, amend, limit or restrict the provisions hereof.

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed, as of the ____ day of [●], 2016.

COMPANY:

CESCA THERAPEUTICS INC.

By:
Robin Stracey
Chief Executive Officer

(Signature Page to Warrant)

APPENDIX A

CESCA THERAPEUTICS INC.
WARRANT EXERCISE FORM

To Cesca Therapeutics Inc.:

The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant (the “Warrant”) for, and to purchase thereunder by the payment of the Warrant Price and surrender of the Warrant, ________________ shares of Common Stock (the “Warrant Shares”) provided for therein, and requests that certificates for the Warrant Shares be issued as follows:

________________________________________________

Name

________________________________________________

Address

_________________________________________________

_________________________________________________

Federal Tax ID or Social Security No.

and delivered by	(certified mail to the above address, or
(electronically (provide DWAC

Instructions:__________________________), or

(other (specify):

______________________________________________________ ).

and, if the number of Warrant Shares shall not be all the Warrant Shares purchasable upon exercise of the Warrant, that a new Warrant for the balance of the Warrant Shares purchasable upon exercise of this Warrant be registered in the name of the undersigned Warrantholder or the undersigned’s Assignee as below indicated and delivered to the address stated below.

Dated:   ___________________________,  ___________ ,

Note: The signature must correspond with the name of the Warrantholder as written on the first page of the Warrant in every particular, without alteration or enlargement or any change whatever, unless the Warrant has been assigned.
Signature

Name (please print)

Address

Federal Identification or Social Security No.

EXHIBIT C

Form of Nomination and Voting Agreement

See attached

FORM OF NOMINATION AND VOTING AGREEMENT

CESCA THERAPEUTICS INC.

NOMINATION AND VOTING AGREEMENT

This Nomination and Voting Agreement (this “Agreement”) is made as of [●], 2016 by and among Cesca Therapeutics Inc., a Delaware corporation (the “Company”) Boyalife Investment Inc. (“Boyalife USA”), and Boyalife (Hong Kong) Limited (“Boyalife Hong Kong”). Boyalife USA and Boyalife Hong Kong are each referred to in this Agreement, individually, as an “Investor” and, together, as the “Investors”. The Company and the Investors are referred to herein collectively as, the “Parties”.

WHEREAS, this Agreement is being entered into pursuant to the terms of that certain Purchase Agreement by and between the Parties dated as of February 2, 2016 (the “Purchase Agreement”); and

WHEREAS, as a condition to the consummation of the transactions contemplated by the Purchase Agreement (the “Financing”), pursuant to which, among other things, the Company issued to Boyalife USA that certain debenture in the form attached as Exhibit A to the Purchase Agreement (the “Debenture”), the Parties have agreed to enter into this Agreement, which grants to Boyalife Hong Kong the right to designate one member to the Company’s Board of Directors (the “Board”) and imposes certain other limitations on nominations of additional members to the Board by the Investors.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and other consideration, the receipt and adequacy of which is hereby acknowledged, the Parties hereto agree as follows:

1. Board of Directors.

(a) Designation of Directors. Until the termination of this Agreement pursuant to Section 5 hereof, or as otherwise set forth below, Boyalife Hong Kong shall have the right to designate certain members to the Company’s Board (each, individually, an “Investor Designee” and, collectively, the “Investor Designees”) as follows:

(i)                           For so long as the principal outstanding under the Debenture remains outstanding and Boyalife Hong Kong continues to own of record or beneficially at least twenty percent (20%) of issued and outstanding shares of the Company’s Common Stock, $0.001 par value per share (the “Common Stock”), Boyalife Hong Kong shall have the right to designate one member to the Company’s Board; and

(ii)                         Upon a conversion into Common Stock of all the principal and interest outstanding under the Debenture and which such conversion constitutes a Change in Control, then (A) the Investors shall have the right to designate three members to the Company’s Board and (B) the Company shall, as soon as reasonably practicable following such conversion, fix and maintain the size of the Company’s Board at seven (7) directors. For this purposes of this Section 1(a)(ii), “Change in Control” means a conversion of the Debenture which results in the Investors owning at least 50% of the Company’s shares of Common Stock on a fully diluted basis.

(b)               Further Nominations. The Investors agree, with respect to matters related to nominating directors to serve on the Board, to refrain from taking and cause their Affiliates to refrain from taking, and shall not take and shall cause their Affiliates not to take, any action to nominate any person or group of persons to serve as directors on the Board, other than the Investor Designee. The Investors agree to execute and deliver, and cause their Affiliates to execute and deliver, all such instruments and documents and do, and cause their Affiliates to do, all such other acts and things as may be necessary to more fully effectuate the agreement set forth in this Section 1(b). For purposes of his Agreement, the term “Affiliate” means (i) any person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such person or entity, as such terms are used in and construed under Rule 405 under the Securities Act of 1933, as amended, and (ii) any purchaser or transferee of the Shares (as defined below) in which an Investor or its Affiliates have any direct or indirect ownership interest.

(c)                Changes in Designees. From time to time so long as Boyalife Hong Kong has the right to designate an Investor Designee, Boyalife Hong Kong, in its sole discretion, shall:

(i)                        notify the Company in writing of an intention to remove from the Board any incumbent Investor Designee; or

(ii)                        notify the Company in writing of an intention to select a new Investor Designee to the Board (whether to replace a prior Investor Designee or to fill a vacancy in such Investor Designee Board seat).

In the event of such an initiation of a removal or selection of an Investor Designee under this Section 1(a) and (c), the Company shall take such reasonable actions as are necessary to facilitate such removals or elections, including, without limitation, soliciting the votes of the appropriate stockholders.

2.                  Support of Approval of Equity Incentive Plan. Each of the Investors shall vote, or cause to be voted, all shares of the Company’s Common Stock (the “Shares”) owned by such Investor, or over which such Investor has voting control, from time to time and at all times, in whatever manner as shall be necessary to cause the adoption of the New Equity Incentive Plan at the 2016 annual meeting of the Company’s stockholders or any other special meeting of stockholders for that purpose. For purposes of this Agreement, the “New Equity Incentive Plan” shall mean an equity incentive plan adopted by the Company’s Board and recommended by the Board for adoption by the Company’s stockholder that provides the Company’s directors, employees and other service providers the ability to acquire shares of the Company’s Common Stock; provided, however, that such equity incentive plan does not authorize the issuance of a number of shares of the Company’s Common Stock that is greater than 10% of the Company’s outstanding Common Stock calculated as of January 1, 2016.

3.                  Additional Shares. In the event that subsequent to the date of this Agreement any shares or other securities are issued on, or in exchange for, any of the Shares by reason of any stock dividend, stock split, consolidation of shares, reclassification or consolidation involving the Company, such shares or securities shall be deemed to be Shares for purposes of this Agreement.

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4.                  Restrictive Legend. Each certificate representing any of the Shares subject to this Agreement shall be marked by the Company with a legend reading substantially as follows:

“THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A NOMINATION AND VOTING AGREEMENT (A COPY OF WHICH MAY BE OBTAINED FROM THE ISSUER) AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON HOLDING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SAID NOMINATION AND VOTING AGREEMENT.”

5.                  Termination. This Agreement shall terminate upon the earlier of: (i) the date of the repayment by the Company of the entire principal balance of the Debenture, together with all interest accrued or payable thereunder; and (ii) after a conversion of the outstanding principal and interest of the Debenture into Common Stock, the date which the Investors no longer own fifty percent (50%) of the Company’s Common Stock on a fully diluted basis.

6.                  Miscellaneous.

(a)                Notices. All notices and other communications hereunder shall be in writing and shall be deemed received (a) on the date of delivery if delivered personally and/or by messenger service, (b) on the date of confirmation of receipt of transmission by facsimile (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time) or (c) on the date of confirmation of receipt if delivered by a nationally or internationally recognized courier service (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time), to the parties at the addresses set forth in the Purchase Agreement (or at such other address for a party as shall be specified by like notice).

(b)               Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. The Company shall not permit the transfer of any Shares on its books or issue a new certificate representing any Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person was an Investor hereunder.

(c)                Entire Agreement; Severability. This Nomination and Voting Agreement, together with the Purchase Agreement and the “Transaction Documents” contemplated thereby, constitute the full and entire understanding, promise and agreement by and among the Company and the Investors with respect to the subject matter hereof, and it supersedes, merges and renders void every other prior written and/or oral understanding, promise or agreement by and among the Company and the Investors. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement, the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms, and the parties shall use good faith to negotiate a substitute, valid and enforceable provision that replaces the excluded provision and that most nearly effects the parties’ intent in entering into this Agreement.

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(d)               Governing Law. This Agreement is being executed and delivered and is intended to be performed, in the State of California, and the laws of such state shall govern the construction, validity, enforcement and interpretation hereof, except to the extent federal laws otherwise govern the validity, construction, enforcement and interpretation hereof.

(e)                Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs and exhibits shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits attached hereto.

(f)                Further Assurances. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership or other powers, all such other and additional instruments and documents and so all such other acts and things as may be necessary to more fully effectuate this Agreement.

(g)               No Grant of Proxy. This Agreement does not grant any proxy and should not be interpreted as doing so. Nevertheless, should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

(h)               Specific Performance. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

(i)                 Amendment. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument referencing this Agreement and signed by the Company and the Investors.

(j)                 No Waiver. The failure or delay by a party to enforce any provision of this Agreement will not in any way be construed as a waiver of any such provision or prevent that party from thereafter enforcing any other provision of this Agreement. The rights granted both parties hereunder are cumulative and will not constitute a waiver of either party’s right to assert any other legal remedy available to it.

(k)               Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Facsimile copies of signed signature pages will be deemed binding originals.

(Signature page follows)

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The parties have executed this Nomination and Voting Agreement as of the date first above written.

COMPANY

CESCA THERAPEUTICS INC. a Delaware corporation

By: /s/ Robin Stracey

Robin Stracey

Chief Executive Officer

INVESTORS

BOYALIFE INVESTMENT INC.

By:___________________________________

Name: _________________________________

Title: _________________________________

BOYALIFE (HONG KONG) LIMITED

By:___________________________________

Name: _________________________________

Title: _________________________________

(Signature page to Nomination and Voting Agreement)

EXHIBIT D

Form of Security Agreement

See attached

FORM OF SECURITY AGREEMENT

SECURITY AGREEMENT

This Security Agreement (as amended, modified or otherwise supplemented from time to time, this “Security Agreement”) is made as of [●], 2016, by and between Cesca Therapeutics Inc., a Delaware corporation (together with its successors and assigns, the “Company”), and Boyalife Investment Inc. (the “Investor”).

RECITALS

A.                The Company, the Investor and Boyalife (Hong Kong) Limited have entered into a Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), pursuant to which the Company has issued a secured convertible debenture to the Investor, dated as of the date hereof (as amended, modified or otherwise supplemented from time to time (the “Debenture”), with an aggregate principal amount of $8,000,000 as of the Initial Closing (as defined in the Purchase Agreement), which principal amount shall increase by $4,500,000 as of the Subsequent Closing (as defined in the Purchase Agreement).

B.                 In order to induce the Investor to enter into the Purchase Agreement and purchase the Debenture, the Company has agreed to enter into this Security Agreement and to grant the Investor the security interest in the Collateral described below.

AGREEMENT

NOW, THEREFORE, in consideration of the above recitals and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company hereby agrees with the Investor as follows:

1.                  Definitions and Interpretation. When used in this Security Agreement, the following terms have the following respective meanings:

“Collateral” has the meaning given to that term in Section 2 hereof.

“Obligations” means the obligations owed by the Company to the Investor under the Debenture.

“UCC” means the Uniform Commercial Code as in effect in the State of California from time to time.

All capitalized terms not otherwise defined herein shall have the respective meanings given in the Debenture. Unless otherwise defined herein, all terms defined in the UCC have the respective meanings given to those terms in the UCC.

2.                  Grant of Security Interest. As security for the Obligations, the Company hereby grants to the Investor a senior security interest of first priority in all right, title and interests of the Company in and to substantially all of the assets of the Company, whether now or hereafter acquired (collectively, the “Collateral”). Notwithstanding the foregoing, the security interest granted herein shall not extend to and the term “Collateral” shall not include any equipment or other property financed by a third party.

3.                  Financing Statement. As soon as reasonably practicable following the date of this Agreement, the Company shall promptly execute and file a UCC-1 Financing Statement in a form reasonably acceptable to the Investor and reflecting the Investor’s first priority security interest in the Collateral (the “Financing Statement”).

4.                  General Representations and Warranties. The Company represents and warrants to the Investor that upon the repayment of the outstanding debentures issued to the Sabby Affiliates (as defined in the Purchase Agreement) and subsequent filing of UCC-1 financing statements in the appropriate filing offices, the Investor has (or in the case of after-acquired Collateral, at the time the Company acquires rights therein, will have) a first priority perfected security interest in the Collateral to the extent that a security interest in the Collateral can be perfected by such filing.

5.                  Covenants Relating to Collateral. The Company hereby agrees (a) to perform all acts that may be necessary to maintain, preserve, protect and perfect the Collateral, the Lien (as defined in the UCC) granted to the Investor therein and the perfection and priority of such Lien; (b) not to use or permit any Collateral to be used (i) in violation in any material respect of any applicable law, rule or regulation, or (ii) in violation of any policy of insurance covering the Collateral; (c) to pay promptly when due all taxes and other governmental charges, all Liens and all other charges now or hereafter imposed upon or affecting any Collateral; and (d) to procure, execute and deliver from time to time any endorsements, assignments, financing statements and other writings reasonably deemed necessary or appropriate by the Investor to perfect, maintain and protect its Lien hereunder and the priority thereof and to deliver promptly upon the request of the Investor all originals of Collateral consisting of instruments.

6.                  Default and Remedies.

(a)                Default. The Company shall be deemed in default under this Security Agreement upon the occurrence and during the continuance of an Event of Default (as defined in the Debenture).

(b)               Remedies. Upon the occurrence and during the continuance of any such Event of Default, the Investor shall have the rights of a secured creditor under the UCC, all rights granted by this Security Agreement and by law, including the right to: (a) require the Company to assemble the Collateral and make it available to the Investor at a place to be designated by the Investor; and (b) prior to the disposition of the Collateral, store, process, repair or recondition it or otherwise prepare it for disposition in any manner and to the extent the Investor deems appropriate. The Company hereby agrees that thirty (30) days’ notice of any intended sale or disposition of any Collateral is reasonable. In furtherance of the Investor’s rights hereunder, the Company hereby grants to the Investor an irrevocable, non-exclusive license, exercisable without royalty or other payment by the Investor, and only in connection with the exercise of remedies hereunder, to use, license or sublicense any patent, trademark, trade name, copyright or other intellectual property in which the Company now or hereafter has any right, title or interest together with the right of access to all media in which any of the foregoing may be recorded or stored.

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(c) Application of Collateral Proceeds. The proceeds and/or avails of the Collateral, or any part thereof, and the proceeds and the avails of any remedy hereunder (as well as any other amounts of any kind held by the Investor at the time of, or received by the Investor after, the occurrence of an Event of Default) shall be paid to and applied as follows:

(i)                 First, to the payment of reasonable costs and expenses, including all amounts expended to preserve the value of the Collateral, of foreclosure or suit, if any, and of such sale and the exercise of any other rights or remedies, and of all proper fees, expenses, liability and advances;

(ii)               Second, to the payment to the Investor of the amount then owing or unpaid under the Debenture (to be applied first to accrued interest and second to outstanding principal); and

(iii)             Third, to the payment of the surplus, if any, to the Company, its successors and assigns, or to whomsoever may be lawfully entitled to receive the same.

7. Miscellaneous.

(a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed received (a) on the date of delivery if delivered personally and/or by messenger service, (b) on the date of confirmation of receipt of transmission by facsimile (or, the first Business Day (as defined in the Purchase Agreement) following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time) or (c) on the date of confirmation of receipt if delivered by a nationally or internationally recognized courier service (or, the first Business Day following such receipt if (i) the date is not a Business Day or (ii) confirmation of receipt is given after 5:00 p.m., Pacific Time), to the parties at the following address or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

If to the Company:

Cesca Therapeutics Inc.

2711 Citrus Road

Rancho Cordova, California 95742

Attention: Chief Executive Officer

With a copy to:

Dorsey & Whitney LLP
305 Lytton Avenue

Palo Alto, CA, 94301
Attention: Evan Ng, Esq.

If to the Investor:

c/o Boyalife Group Ltd.
800 Jiefang Road East
Wuxi City, China 214002

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(b)             Termination of Security Interest. Upon the payment in full of all Obligations and the cancellation, termination or conversion of the Debenture, the security interest granted herein shall terminate and all rights to the Collateral shall revert to the Company. Upon such termination the Investor hereby authorizes the Company to file any UCC termination statements necessary to effect such termination and the Investor will, at the Company’s expense, execute and deliver to the Company any additional documents or instruments as the Company shall reasonably request to evidence such termination.

(c)             Nonwaiver. No failure or delay on the Investor’s part in exercising any right hereunder shall operate as a waiver thereof or of any other right nor shall any single or partial exercise of any such right preclude any other further exercise thereof or of any other right.

(d)            Amendments and Waivers. This Security Agreement may not be amended or modified, nor may any of its terms be waived, except by written instruments signed by the Company and the Investor. Each waiver or consent under any provision hereof shall be effective only in the specific instances for the purpose for which given.

(e)             Assignments. This Security Agreement shall be binding upon and inure to the benefit of the Investor and the Company and their respective successors and assigns; provided, however, that the Company may not sell, assign or delegate rights and obligations hereunder without the prior written consent of the Investor.

(f)              Cumulative Rights, etc. The rights, powers and remedies of the Investor under this Security Agreement shall be in addition to all rights, powers and remedies given to the Investor by virtue of any applicable law, rule or regulation of any governmental authority, the Purchase Agreement or any other agreement, all of which rights, powers, and remedies shall be cumulative and may be exercised successively or concurrently without impairing the Investor’s rights hereunder. The Company waives any right to require the Investor to proceed against any person or entity or to exhaust any Collateral or to pursue any remedy in the Investor’s power.

(g)             Payments Free of Taxes, Etc. All payments made by the Company under the Debenture shall be made by the Company free and clear of and without deduction for any and all present and future taxes, levies, charges, deductions and withholdings. In addition, the Company shall pay upon demand any stamp or other taxes, levies or charges of any jurisdiction with respect to the execution, delivery, registration, performance and enforcement of this Security Agreement. Upon request by the Investor, the Company shall furnish evidence satisfactory to the Investor that all requisite authorizations and approvals by, and notices to and filings with, governmental authorities and regulatory bodies have been obtained and made and that all requisite taxes, levies and charges have been paid.

(h)             Partial Invalidity. If at any time any provision of this Security Agreement is or becomes illegal, invalid or unenforceable in any respect under the law or any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Security Agreement nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

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(i)                 Expenses. The Company shall pay on demand all reasonable fees and expenses, including reasonable attorneys’ fees and expenses, incurred by the Investor in connection with custody, preservation or sale of, or other realization on, any of the Collateral or the enforcement or attempt to enforce any of the Obligations which is not performed as and when required by this Security Agreement.

(j)                 Construction. This Security Agreement is the result of negotiations among, and has been reviewed by, the Company, the Investor and their respective counsel. Accordingly, this Security Agreement shall be deemed to be the product of all parties hereto, and no ambiguity shall be construed in favor of or against the Company or the Investor.

(k)               Entire Agreement. This Security Agreement, taken together with the Purchase Agreement, the Debenture and the other documents contemplated therewith and thereby constitute and contain the entire agreement of the Company and the Investor and supersede any and all prior agreements, negotiations, correspondence, understandings and communications among the parties, whether written or oral, respecting the subject matter hereof.

(l)                 Other Interpretive Provisions. References in this Security Agreement to any document, instrument or agreement (a) includes all exhibits, schedules and other attachments thereto, (b) includes all documents, instruments or agreements issued or executed in replacement thereof, and (c) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified and supplemented from time to time and in effect at any given time. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Security Agreement refer to this Security Agreement, as the case may be, as a whole and not to any particular provision of this Security Agreement. The words “include” and “including" and words of similar import when used in this Security Agreement shall not be construed to be limiting or exclusive.

(m)             Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of California without regard to the choice of law principles thereof (except to the extent governed by the UCC). Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of California located in Sacramento County and the United States District Court for the Northern District of California for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(n)             Counterparts. This Security Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall be deemed to constitute one instrument.

[The remainder of this page is intentionally left blank]

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IN WITNESS WHEREOF, the Company and the Investor have caused this Security Agreement to be executed as of the day and year first above written.

CESCA THERAPEUTICS INC. By:___________________________________ Name:_________________________________ Title:__________________________________

AGREED:

INVESTOR:

BOYALIFE INVESTMENT INC.

By:_________________________________

Name:______________________________

Title: _______________________________

(Signature Page to Cesca Therapeutics Inc. Security Agreement)